
14010699

RECEIVED
2014 JUN 30 PM 12: 56
SEC / MR

NASDAQ OMX

John Yetter
Vice President, Office of General Counsel
805 King Farm Boulevard
Rockville, MD 20850
P: (301) 978-8400
F: (301) 978-8472

June 27, 2014

SEC
Mail Processing
Section
JUN 30 2014
Wasnington DC
404

Via Overnight Mail

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendment of June 27, 2014

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, NASDAQ OMX PHLX LLC is submitting this annual amendment to Form 1. If you have any questions, please call me at 1-301-978-8497 or Jonathan Cayne at 1-301-978-8493.

Sincerely,

John M. Yetter
Vice President, Office of General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/27/14	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NASDAQ OMX PHLX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   One Liberty Plaza, New York NY 10006
3. Provide the applicant's mailing address (if different):
   Office of General Counsel 805 King Farm Blvd., Rockville Md 20850
4. Provide the applicant's business telephone and facsimile number:
   Phone = 301-978-8400 / Fax = 301-978-8472
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   John Yetter | Vice President, Office of General Counsel | 301-978-8497
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Edward S. Knight 805 King Farm Blvd., Rockville MD 20850
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/16/2005 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/27/14 (MM/DD/YY) NASDAQ OMX PHLX LLC (Name of applicant)

By: [signature] (Signature) VP and Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 27th day of June (Month), 2014 (Year) by [signature] (Notary Public)

My Commission expires ________ County of ________ State of ________

Colleen M. Steele
NOTARY PUBLIC
Montgomery County, Maryland
My Commission Expires 1/29/2016

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

NASDAQ OMX PHLX LLC

EXHIBITS

Exhibit A — Articles of Incorporation, By-Laws, and Rules

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B — All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at http://nasdaqomx.cchwallstreet.com. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C — Subsidiaries and Affiliates of the Exchange (as of 4/15/14)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D — Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 4/15/14)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E — Operation of Electronic Trading System

Not applicable.

Exhibit F — Forms: Membership and Member

The information is available at http://nasdaqtrader.com/Micro.aspx?id=PHLXMembership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G — Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

Not applicable.

Exhibit I Financial Statement of Exchange

The audited financial statements for NASDAQ OMX PHLX are attached. The audited financial statements for The Nasdaq Stock Market Educational Foundation, Inc. will be completed shortly and will be filed upon completion. The audited financial statements contained in the Form 10-K for The NASDAQ OMX Group, Inc. for the fiscal year ended December 31, 2013 are attached and are available at http://www.sec.gov/Archives/edgar/data/1120193/000112019314000002/ndaq-20131231x10k.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

The NASDAQ OMX Group, Inc. is the sole shareholder of NASDAQ OMX PHLX LLC, a Delaware corporation. All additional information required under Exhibit K for The NASDAQ OMX Group, Inc. can be found in the Amendments to Form 1 filed separately by The NASDAQ Stock Market, LLC. NASDAQ OMX PHLX certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

Not applicable

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

NASDAQ OMX PHLX LLC

FORM 1 - Amendment of June 27, 2014

EXHIBIT C

Subsidiaries and Affiliates of the Exchange[1]

U.S. Entities

1. Boston Stock Exchange Clearing Corporation
2. Bwise Internal Control Inc.
3. Consolidated Securities Source LLC
4. Directors Desk, LLC
5. Execution Access, LLC
6. FinQloud LLC
7. FINRA/NASDAQ Trade Reporting Facility LLC
8. FTEN, Inc.
9. GlobeNewswire, Inc.
10. Inet Futures Exchange, LLC
11. Kleos Managed Services Holdings, LLC
12. Kleos Managed Services, L.P.
13. Nasdaq Execution Services, LLC
14. NASDAQ Futures, Inc.
15. NASDAQ Global, Inc.
16. Nasdaq International Market Initiatives, Inc.
17. NASDAQ OMX BX Equities LLC
18. NASDAQ OMX BX, Inc.
19. NASDAQ OMX Commodities Clearing Company (merged out of existence in 2014)
20. NASDAQ OMX Commodities Clearing LLC
21. NASDAQ OMX Corporate Solutions, Inc.
22. NASDAQ OMX Corporate Solutions, LLC
23. NASDAQ OMX Event Technologies LLC
24. NASDAQ OMX Information, LLC
25. NASDAQ OMX PHLX LLC
26. NASDAQ Private Market, LLC
27. NASDAQ OMX (San Francisco) Insurance LLC
28. NASDAQ Options Services, LLC
29. Nasdaq Technology Services, LLC
30. Norway Acquisition LLC
31. NPM Securities, LLC
32. OM Technology (US) Inc.
33. OMX (US) Inc.
34. The NASDAQ OMX Group Educational Foundation, Inc.
35. The NASDAQ OMX Group, Inc.
36. The NASDAQ Options Market LLC
37. The Stock Clearing Corporation of Philadelphia

Non-U.S. Entities

1. AB NASDAQ OMX Vilnius

[1] This list does not include branches of any of the subsidiaries or affiliates.

2. AS eCSD Expert
3. AS Eesti Väärtpaberikeskus
4. AS Latvijas Centralais depozitarijs
5. AS OMX Registrikeskus (closed in 2013)
6. Bwise Beheer BV
7. Bwise BV
8. Bwise Development BV
9. Bwise Germany GmbH
10. Bwise Holding BV
11. Bwise U.K. Ltd
12. "Central Depository of Armenia" Open Joint Stock Company
13. Clearing Control CC AB
14. Egypt for Information Dissemination Company
15. Eignarhaldsfelagid Verdbrefathing hf.
16. European Central Counterparty N.V.
17. Findata AB (dissolved in 2013)
18. FTEN Europe Ltd
19. Hugin AS
20. Indxis Ltd
21. Lithuanian Central Securities Depositary
22. Mamato Motion AB (merged out of existence in 2013)
23. Nasdaq Canada Inc.
24. Nasdaq International Ltd
25. "NASDAQ OMX Armenia" Open Joint Stock Company
26. NASDAQ OMX Australia Holding Pty Ltd
27. NASDAQ OMX Broker Services AB
28. NASDAQ OMX Clearing AB
29. NASDAQ OMX Copenhagen A/S
30. NASDAQ OMX Corporate Solutions (India) Private Limited
31. NASDAQ OMX Corporate Solutions International Limited
32. NASDAQ OMX Derivatives A/S
33. NASDAQ OMX Exchange and Clearing Services AB
34. NASDAQ OMX Europe Ltd
35. NASDAQ OMX France SAS
36. NASDAQ OMX Germany GmbH
37. NASDAQ OMX Helsinki Ltd
38. NASDAQ OMX Holding AB
39. NASDAQ OMX Holding Denmark A/S
40. NASDAQ OMX Holding Luxembourg Sàrl
41. NASDAQ OMX Iceland hf.
42. NASDAQ OMX Korea Ltd.
43. NASDAQ OMX NLX Ltd
44. NASDAQ OMX Nordic Ltd
45. NASDAQ OMX Oslo ASA
46. NASDAQ OMX Riga, AS
47. NASDAQ OMX (South East Asia & Pacific) Pte. Ltd.
48. NASDAQ OMX Stockholm AB
49. NASDAQ OMX Tallinn AS

50. Nord Pool AB (shut down in 2013)
51. NOS Clearing ASA (merged out of existence in 2014)
52. OMX AB
53. OMX Capital Insurance AG
54. OMX Ltd
55. OMX Netherlands BV
56. OMX Netherlands Holding BV
57. OMX Pty Ltd
58. OMX Technology AB
59. OMX Technology Canada Inc.
60. OMX Technology Energy Systems AS
61. OMX Technology (Ireland) Ltd
62. OMX Technology Italy Srl
63. OMX Technology Japan Ltd
64. OMX Technology Ltd
65. OMX Technology (UK) Ltd
66. OMX Treasury AB
67. OMX Treasury Euro AB
68. OMX Treasury Euro Holding AB
69. Quietus Advice K & W nr 505 AB (merged out of existence in 2013)
70. Shareholder.com B.V.
71. SMARTS (Asia) Ltd
72. SMARTS Broker Compliance Pty Ltd
73. SMARTS Group Europe Ltd
74. SMARTS Group Holdings Pty Ltd
75. SMARTS Market Surveillance Pty Ltd
76. TOM Broker B.V.
77. TOM B.V.
78. TOM Holding N.V.
79. Verdbrefaskraning Islands hf.
80. Zoom Vision Mamato AB (merged out of existence in 2013)
81. Zoom Vision Mamato ApS (shut down in 2013)

NASDAQ OMX PHLX LLC

FORM 1 - Amendment of June 27, 2014

EXHIBIT D

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ Stock Market LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	587
Investments		0
Total Receivables - Net		123,643
Current Deferred Tax		11,350
Current Restricted Cash		0
Other Current Assets		294,016
Margin Deposits & Default Fund		0
Total Current Assets		429,596
Total Property and Equipment - Net		84,693
Goodwill		923,564
Other Intangibles		64,603
Non Current Deferred Taxes		27,670
Long Term Restricted Cash		0
Other Long Term Assets		32,681
Total Assets	$	1,562,807
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	31,384
SEC 31a Payable to the SEC		64,490
Accrued Personnel Costs		35,767
Deferred Revenue		46,376
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		2,885
Other Current Liabilities		25,376
Total current liabilities		206,278
Total Long Term Debt		0
Non Current Deferred Tax Liability		90,622
Non-current deferred revenue		70,840
Other liabilities		7,424
Total Liabilities		375,164
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		904,491
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		283,153
Total stockholders' equity		1,187,643
Noncontrolling interests		0
Total Equity		1,187,643
Total liabilities and equity	$	1,562,807

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 1,231,726
Global Listing Services	171,299
Global Information Services	197,582
Corporate Solutions	13,066
Market Technology Revenues	0
Other Revenues	17,598
Total Revenues	1,631,270
Cost of revenues	
Transaction rebates	(814,868)
Brokerage, Clearance and Exchange Fees	(218,336)
Total Cost of Revenues	(1,033,204)
Revenues less transaction rebates, brokerage, clearance and exchange fees	598,066
Operating Expenses	
Compensation and Benefits	118,273
Marketing and Advertising	15,985
Depreciation and amortization	32,779
Professional and contract services	17,813
Computer operations and data communications	27,835
Occupancy	18,928
Regulatory	12,331
General, administrative and other	119,187
Merger expenses	3,650
Total operating expenses	366,781
Operating Income	231,286
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	231,286
Income tax provision	81,901
Net Income	149,385
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 149,385

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	53
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		15
Margin Deposits & Default Fund		0
Total Current Assets		68
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		1,400
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		10
Total Assets	$	1,478
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(58)
Total current liabilities		(58)
Total Long Term Debt		0
Non Current Deferred Tax Liability		564
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		505
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		2,204
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(1,231)
Total stockholders' equity		973
Noncontrolling interests		0
Total Equity		973
Total liabilities and equity	$	1,478

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		1
Merger expenses		0
Total operating expenses		1
Operating Income		(1)
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(1)
Income tax provision		9
Net Income		(10)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(10)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Internal Control Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	558
Investments		0
Total Receivables - Net		3,351
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		296
Margin Deposits & Default Fund		0
Total Current Assets		4,205
Total Property and Equipment - Net		(683)
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	3,522
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	4,356
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		312
Deferred Revenue		2,138
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		342
Total current liabilities		7,148
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		7,148
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(2,315)
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(1,312)
Total stockholders' equity		(3,626)
Noncontrolling interests		0
Total Equity		(3,626)
Total liabilities and equity	$	3,522

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Internal Control Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	7,257
Other Revenues	37
Total Revenues	7,294
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,294
Operating Expenses	
Compensation and Benefits	4,873
Marketing and Advertising	356
Depreciation and amortization	0
Professional and contract services	353
Computer operations and data communications	321
Occupancy	438
Regulatory	0
General, administrative and other	974
Merger expenses	0
Total operating expenses	7,316
Operating Income	(22)
Interest income	3
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(19)
Income tax provision	4
Net Income	(23)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (23)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - Consolidated Securities Source LLC

Note: Consolidated Securities Source LLC is a new entity in 2014 therefore there is no data available for 2013

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Directors Desk, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		1,177
Current Deferred Tax		87
Current Restricted Cash		0
Other Current Assets		10,943
Margin Deposits & Default Fund		0
Total Current Assets		12,208
Total Property and Equipment - Net		390
Goodwill		6,573
Other Intangibles		614
Non Current Deferred Taxes		27
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	19,812
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	98
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		66
Deferred Revenue		4,873
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		38
Total current liabilities		5,075
Total Long Term Debt		0
Non Current Deferred Tax Liability		1,133
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		6,208
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		4,581
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		9,023
Total stockholders' equity		13,604
Noncontrolling interests		0
Total Equity		13,604
Total liabilities and equity	$	19,812

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Directors Desk, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		(14)
Global Information Services		0
Corporate Solutions		11,346
Market Technology Revenues		0
Other Revenues		0
Total Revenues		11,332
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		11,332
Operating Expenses		
Compensation and Benefits		621
Marketing and Advertising		257
Depreciation and amortization		159
Professional and contract services		37
Computer operations and data communications		65
Occupancy		253
Regulatory		0
General, administrative and other		881
Merger expenses		0
Total operating expenses		2,274
Operating Income		9,058
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		9,058
Income tax provision		3,813
Net Income		5,245
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	5,245

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Execution Access, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	54,449
Investments		0
Total Receivables - Net		2,476
Current Deferred Tax		0
Current Restricted Cash		250
Other Current Assets		20,000
Margin Deposits & Default Fund		0
Total Current Assets		77,175
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	77,175
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	351
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		936
Deferred Revenue		333
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,420
Total current liabilities		3,040
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		3,040
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		50,855
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		23,280
Total stockholders' equity		74,135
Noncontrolling interests		0
Total Equity		74,135
Total liabilities and equity	$	77,175

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Execution Access, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	28,997
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		28,997
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		(2,119)
Total Cost of Revenues		(2,119)
Revenues less transaction rebates, brokerage, clearance and exchange fees		26,878
Operating Expenses		
Compensation and Benefits		1,940
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		305
Computer operations and data communications		4
Occupancy		2
Regulatory		0
General, administrative and other		662
Merger expenses		514
Total operating expenses		3,428
Operating Income		23,450
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		23,450
Income tax provision		0
Net Income		23,450
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	23,450

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - FinQloud LLC

Note: FinQloud LLC (formerly Urban Labs LLC) did not have any acitivity in 2011 - 2013.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	9,074
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	14,717
Margin Deposits & Default Fund	0
Total Current Assets	23,792
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 23,792
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,439
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,120
Total current liabilities	2,559
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	2,559
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	17,233
Total stockholders' equity	21,233
Noncontrolling interests	0
Total Equity	21,233
Total liabilities and equity	$ 23,792

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FINRA/NASDAQ Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 19,055
Global Listing Services	0
Global Information Services	7,137
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	26,192
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	26,192
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	500
Computer operations and data communications	0
Occupancy	0
Regulatory	11,050
General, administrative and other	(353)
Merger expenses	0
Total operating expenses	11,196
Operating Income	14,996
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	14,996
Income tax provision	6,376
Net Income	8,619
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 8,619

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	4,837
Current Deferred Tax	443
Current Restricted Cash	0
Other Current Assets	16,337
Margin Deposits & Default Fund	0
Total Current Assets	21,617
Total Property and Equipment - Net	4,103
Goodwill	585,556
Other Intangibles	712,956
Non Current Deferred Taxes	1,662
Long Term Restricted Cash	0
Other Long Term Assets	52,532
Total Assets	$ 1,378,427
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 436
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	947
Deferred Revenue	80
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	289
Other Current Liabilities	5,971
Total current liabilities	7,723
Total Long Term Debt	0
Non Current Deferred Tax Liability	10,171
Non-current deferred revenue	0
Other liabilities	397
Total Liabilities	18,291
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,398,669
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	(38,533)
Total stockholders' equity	1,360,136
Noncontrolling interests	0
Total Equity	1,360,136
Total liabilities and equity	$ 1,378,427

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FTEN, Inc
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	16,796
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		(88)
Total Revenues		16,708
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		16,708
Operating Expenses		
Compensation and Benefits		7,144
Marketing and Advertising		7
Depreciation and amortization		8,516
Professional and contract services		248
Computer operations and data communications		4,034
Occupancy		1,705
Regulatory		0
General, administrative and other		3,143
Merger expenses		3,672
Total operating expenses		28,470
Operating Income		(11,761)
Interest income		1
Interest expense		(4)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		(13,996)
FX Operating		0
Income before income taxes		(25,760)
Income tax provision		(1,347)
Net Income		(24,414)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(24,414)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - GlobeNewswire, Inc
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		3,769
Current Deferred Tax		207
Current Restricted Cash		0
Other Current Assets		19,970
Margin Deposits & Default Fund		0
Total Current Assets		23,946
Total Property and Equipment - Net		37
Goodwill		12,684
Other Intangibles		1,033
Non Current Deferred Taxes		496
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	38,196
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	221
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		595
Deferred Revenue		1,020
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		2,985
Total current liabilities		4,820
Total Long Term Debt		0
Non Current Deferred Tax Liability		389
Non-current deferred revenue		0
Other liabilities		1
Total Liabilities		5,210
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		13,653
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		19,333
Total stockholders' equity		32,987
Noncontrolling interests		0
Total Equity		32,987
Total liabilities and equity	$	38,196

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - GlobeNewswire, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	22,319
Market Technology Revenues	0
Other Revenues	3,467
Total Revenues	25,786
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	25,786
Operating Expenses	
Compensation and Benefits	1,777
Marketing and Advertising	9
Depreciation and amortization	291
Professional and contract services	1,910
Computer operations and data communications	25
Occupancy	1,026
Regulatory	0
General, administrative and other	2,226
Merger expenses	81
Total operating expenses	7,346
Operating Income	18,440
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	18,440
Income tax provision	6,954
Net Income	11,486
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 11,486

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - Inet Futures Exchange, LLC

Note: Inet Futures Exchange, LLC did not have any acitivity in 2011 - 2013.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	0
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		0
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		0
Total stockholders' equity		0
Noncontrolling interests		0
Total Equity		0
Total liabilities and equity	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less *transaction* rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	5,164
Current Deferred Tax	819
Current Restricted Cash	0
Other Current Assets	690
Margin Deposits & Default Fund	0
Total Current Assets	6,673
Total Property and Equipment - Net	6,547
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 13,219
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 4,308
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,015
Deferred Revenue	98
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	3,892
Total current liabilities	10,313
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	10,313
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,395
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	1,511
Total stockholders' equity	2,906
Noncontrolling interests	0
Total Equity	2,906
Total liabilities and equity	$ 13,219

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Kleos Managed Services, L.P
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 10,872
Global Listing Services	0
Global Information Services	5,058
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	15,930
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	15,930
Operating Expenses	
Compensation and Benefits	3,582
Marketing and Advertising	26
Depreciation and amortization	470
Professional and contract services	221
Computer operations and data communications	4,717
Occupancy	1,671
Regulatory	0
General, administrative and other	2,196
Merger expenses	373
Total operating expenses	13,256
Operating Income	2,674
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	2,674
Income tax provision	1,163
Net Income	1,511
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 1,511

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 17,468
Investments	63
Total Receivables - Net	0
Current Deferred Tax	(61)
Current Restricted Cash	250
Other Current Assets	3,995
Margin Deposits & Default Fund	0
Total Current Assets	21,716
Total Property and Equipment - Net	0
Goodwill	5,569
Other Intangibles	0
Non Current Deferred Taxes	4
Long Term Restricted Cash	0
Other Long Term Assets	10
Total Assets	$ 27,299
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 2,236
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	330
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	3,133
Total current liabilities	5,700
Total Long Term Debt	0
Non Current Deferred Tax Liability	(2,347)
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	3,352
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	23,308
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	639
Total stockholders' equity	23,947
Noncontrolling interests	0
Total Equity	23,947
Total liabilities and equity	$ 27,299

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Execution Services, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	38,119
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		38,119
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		(33,923)
Total Cost of Revenues		(33,923)
Revenues less transaction rebates, brokerage, clearance and exchange fees		4,196
Operating Expenses		
Compensation and Benefits		1,500
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		8
Computer operations and data communications		0
Occupancy		63
Regulatory		0
General, administrative and other		492
Merger expenses		0
Total operating expenses		2,063
Operating Income		2,133
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		2,133
Income tax provision		734
Net Income		1,400
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	1,400

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Futures, Inc
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		3,923
Current Deferred Tax		47
Current Restricted Cash		0
Other Current Assets		35
Margin Deposits & Default Fund		0
Total Current Assets		4,005
Total Property and Equipment - Net		17
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		8
Total Assets	$	4,030
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	200
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		112
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		231
Total current liabilities		543
Total Long Term Debt		0
Non Current Deferred Tax Liability		(175)
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		369
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		5,893
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(2,232)
Total stockholders' equity		3,662
Noncontrolling interests		0
Total Equity		3,662
Total liabilities and equity	$	4,030

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Futures, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 821
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	821
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	821
Operating Expenses	
Compensation and Benefits	440
Marketing and Advertising	56
Depreciation and amortization	6
Professional and contract services	78
Computer operations and data communications	0
Occupancy	34
Regulatory	639
General, administrative and other	(456)
Merger expenses	0
Total operating expenses	798
Operating Income	23
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	23
Income tax provision	7
Net Income	16
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 16

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	220
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	237,865
Margin Deposits & Default Fund	0
Total Current Assets	238,085
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(159,005)
Long Term Restricted Cash	0
Other Long Term Assets	5,384,816
Total Assets	$ 5,463,896
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 332
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	3,613
Other Current Liabilities	267,870
Total current liabilities	271,815
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	507
Total Liabilities	272,322
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	230,322
Retained earnings	326,840
Total stockholders' equity	5,191,575
Noncontrolling interests	0
Total Equity	5,191,575
Total liabilities and equity	$ 5,463,896

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Global, Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	9
Merger expenses	0
Total operating expenses	9
Operating Income	(9)
Interest income	3,964
Interest expense	(3,935)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	286
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	306
Income tax provision	21,046
Net Income	(20,740)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (20,740)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		14
Current Restricted Cash		0
Other Current Assets		100
Margin Deposits & Default Fund		0
Total Current Assets		114
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	114
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	4
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		91
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		10
Other Current Liabilities		770
Total current liabilities		875
Total Long Term Debt		0
Non Current Deferred Tax Liability		9
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		884
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		3,642
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(4,412)
Total stockholders' equity		(770)
Noncontrolling interests		0
Total Equity		(770)
Total liabilities and equity	$	114

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	222
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	17
Computer operations and data communications	1
Occupancy	0
Regulatory	0
General, administrative and other	111
Merger expenses	25
Total operating expenses	375
Operating Income	(375)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(375)
Income tax provision	(131)
Net Income	(244)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (244)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		2
Total Receivables - Net		11,815
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		84,844
Margin Deposits & Default Fund		0
Total Current Assets		96,662
Total Property and Equipment - Net		0
Goodwill		(229)
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	96,433
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,679
SEC 31a Payable to the SEC		9,273
Accrued Personnel Costs		0
Deferred Revenue		300
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,123
Total current liabilities		12,375
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		12,375
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(15,529)
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		99,587
Total stockholders' equity		84,058
Noncontrolling interests		0
Total Equity		84,058
Total liabilities and equity	$	96,433

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 110,484
Global Listing Services	0
Global Information Services	16,736
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	642
Total Revenues	127,861
Cost of revenues	
Transaction rebates	(49,406)
Brokerage, Clearance and Exchange Fees	(29,551)
Total Cost of Revenues	(78,957)
Revenues less transaction rebates, brokerage, clearance and exchange fees	48,904
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	52
Computer operations and data communications	0
Occupancy	0
Regulatory	742
General, administrative and other	2,371
Merger expenses	0
Total operating expenses	3,165
Operating Income	45,739
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	45,739
Income tax provision	0
Net Income	45,739
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 45,739

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX BX, Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	6
Investments		0
Total Receivables - Net		1,412
Current Deferred Tax		129
Current Restricted Cash		0
Other Current Assets		10
Margin Deposits & Default Fund		0
Total Current Assets		1,557
Total Property and Equipment - Net		0
Goodwill		31,276
Other Intangibles		49,773
Non Current Deferred Taxes		(564)
Long Term Restricted Cash		0
Other Long Term Assets		(4,026)
Total Assets	$	78,016
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,697
SEC 31a Payable to the SEC		147
Accrued Personnel Costs		6
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		94
Other Current Liabilities		16,587
Total current liabilities		18,531
Total Long Term Debt		0
Non Current Deferred Tax Liability		20,044
Non-current deferred revenue		0
Other liabilities		97
Total Liabilities		38,672
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		8
Additional Paid in Capital		50,227
Accumulated Other Comprehensive Income/(Loss).		0
Retained earnings		(10,890)
Total stockholders' equity		39,344
Noncontrolling interests		0
Total Equity		39,344
Total liabilities and equity	$	78,016

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 15,675
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	15,675
Cost of revenues	
Transaction rebates	(7,236)
Brokerage, Clearance and Exchange Fees	(920)
Total Cost of Revenues	(8,157)
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,518
Operating Expenses	
Compensation and Benefits	81
Marketing and Advertising	1
Depreciation and amortization	118
Professional and contract services	20
Computer operations and data communications	0
Occupancy	217
Regulatory	959
General, administrative and other	(96)
Merger expenses	0
Total operating expenses	1,300
Operating Income	6,218
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	6,218
Income tax provision	12,687
Net Income	(6,468)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (6,468)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Commodities Clearing Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	38
Current Deferred Tax	28
Current Restricted Cash	0
Other Current Assets	25
Margin Deposits & Default Fund	0
Total Current Assets	91
Total Property and Equipment - Net	0
Goodwill	75
Other Intangibles	0
Non Current Deferred Taxes	4
Long Term Restricted Cash	3
Other Long Term Assets	99
Total Assets	$ 272
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 4
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	113
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	29
Other Current Liabilities	4,663
Total current liabilities	4,809
Total Long Term Debt	0
Non Current Deferred Tax Liability	60
Non-current deferred revenue	0
Other liabilities	18
Total Liabilities	4,888
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	(9,506)
Total stockholders' equity	(4,615)
Noncontrolling interests	0
Total Equity	(4,615)
Total liabilities and equity	$ 272

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Commodities Clearing Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 417
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	417
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	417
Operating Expenses	
Compensation and Benefits	2,235
Marketing and Advertising	10
Depreciation and amortization	40
Professional and contract services	71
Computer operations and data communications	58
Occupancy	602
Regulatory	0
General, administrative and other	1,545
Merger expenses	15
Total operating expenses	4,576
Operating Income	(4,159)
Interest income	12
Interest expense	(2)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(4,149)
Income tax provision	(1,763)
Net Income	(2,386)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (2,386)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - NASDAQ OMX Commodities Clearing LLC

Note: NASDAQ OMX Commodities Clearing LLC is a new entity in 2014 therefore there is no data available for 2013

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	13
Investments		0
Total Receivables - Net		3,716
Current Deferred Tax		1,463
Current Restricted Cash		0
Other Current Assets		3,037
Margin Deposits & Default Fund		0
Total Current Assets		8,230
Total Property and Equipment - Net		1,582
Goodwill		30,997
Other Intangibles		4,306
Non Current Deferred Taxes		30
Long Term Restricted Cash		0
Other Long Term Assets		18,256
Total Assets	$	63,401
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	6,053
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		4,180
Deferred Revenue		(1)
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		242
Other Current Liabilities		2,433
Total current liabilities		12,908
Total Long Term Debt		0
Non Current Deferred Tax Liability		1,951
Non-current deferred revenue		0
Other liabilities		17
Total Liabilities		14,876
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		48,975
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(450)
Total stockholders' equity		48,525
Noncontrolling interests		0
Total Equity		48,525
Total liabilities and equity	$	63,401

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	37,154
Market Technology Revenues	0
Other Revenues	10,967
Total Revenues	48,121
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	48,121
Operating Expenses	
Compensation and Benefits	27,150
Marketing and Advertising	200
Depreciation and amortization	756
Professional and contract services	16,180
Computer operations and data communications	253
Occupancy	1,001
Regulatory	0
General, administrative and other	7,890
Merger expenses	1,081
Total operating expenses	54,510
Operating Income	(6,389)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(6,389)
Income tax provision	(2,424)
Net Income	(3,965)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (3,965)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	20,819
Current Deferred Tax	1,706
Current Restricted Cash	0
Other Current Assets	1,906
Margin Deposits & Default Fund	0
Total Current Assets	24,431
Total Property and Equipment - Net	6,570
Goodwill	216,754
Other Intangibles	59,754
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 307,510
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 25,384
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	9,549
Deferred Revenue	9,138
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	2,301
Total current liabilities	46,371
Total Long Term Debt	0
Non Current Deferred Tax Liability	4,881
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	51,252
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	252,852
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	3,406
Total stockholders' equity	256,257
Noncontrolling interests	0
Total Equity	256,257
Total liabilities and equity	$ 307,510

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	88,324
Market Technology Revenues	0
Other Revenues	1,866
Total Revenues	90,190
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	90,190
Operating Expenses	
Compensation and Benefits	32,283
Marketing and Advertising	187
Depreciation and amortization	4,307
Professional and contract services	23,652
Computer operations and data communications	5,655
Occupancy	3,628
Regulatory	0
General, administrative and other	4,839
Merger expenses	9,837
Total operating expenses	84,388
Operating Income	5,801
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	5,801
Income tax provision	2,396
Net Income	3,406
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 3,406

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		31
Current Restricted Cash		0
Other Current Assets		583
Margin Deposits & Default Fund		0
Total Current Assets		614
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		1,065
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	1,679
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	134
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		76
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		12
Total current liabilities		222
Total Long Term Debt		0
Non Current Deferred Tax Liability		(193)
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		29
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,557
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		94
Total stockholders' equity		1,651
Noncontrolling interests		0
Total Equity		1,651
Total liabilities and equity	$	1,679

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Event Technologies LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	988
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	988
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	988
Operating Expenses	
Compensation and Benefits	326
Marketing and Advertising	(26)
Depreciation and amortization	355
Professional and contract services	242
Computer operations and data communications	0
Occupancy	21
Regulatory	0
General, administrative and other	8
Merger expenses	0
Total operating expenses	925
Operating Income	62
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	62
Income tax provision	36
Net Income	26
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 26

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Information, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		185
Current Deferred Tax		(3)
Current Restricted Cash		0
Other Current Assets		51,904
Margin Deposits & Default Fund		0
Total Current Assets		52,087
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	52,087
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	2
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		884
Total current liabilities		886
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		886
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,000
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		50,200
Total stockholders' equity		51,200
Noncontrolling interests		0
Total Equity		51,200
Total liabilities and equity	$	52,087

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 54
Global Listing Services	0
Global Information Services	47,198
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	61
Total Revenues	47,313
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	47,313
Operating Expenses	
Compensation and Benefits	1
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	16
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	2,861
Merger expenses	0
Total operating expenses	2,878
Operating Income	44,434
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	44,434
Income tax provision	18,946
Net Income	25,488
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 25,488

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX PHLX LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	18
Investments		1
Total Receivables - Net		31,948
Current Deferred Tax		4,204
Current Restricted Cash		0
Other Current Assets		892
Margin Deposits & Default Fund		0
Total Current Assets		37,063
Total Property and Equipment - Net		21,438
Goodwill		503,610
Other Intangibles		297,057
Non Current Deferred Taxes		16,845
Long Term Restricted Cash		0
Other Long Term Assets		7,581
Total Assets	$	883,595
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	2,136
SEC 31a Payable to the SEC		8,226
Accrued Personnel Costs		5,435
Deferred Revenue		125
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		4,860
Other Current Liabilities		423,481
Total current liabilities		444,263
Total Long Term Debt		0
Non Current Deferred Tax Liability		125,417
Non-current deferred revenue		0
Other liabilities		41,089
Total Liabilities		610,769
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		73,458
Accumulated Other Comprehensive Income/(Loss)		(1,285)
Retained earnings		200,653
Total stockholders' equity		272,826
Noncontrolling interests		0
Total Equity		272,826
Total liabilities and equity	$	883,595

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 310,884
Global Listing Services	0
Global Information Services	12,177
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	3,717
Total Revenues	326,778
Cost of revenues	
Transaction rebates	(132,889)
Brokerage, Clearance and Exchange Fees	(33,721)
Total Cost of Revenues	(166,610)
Revenues less transaction rebates, brokerage, clearance and exchange fees	160,167
Operating Expenses	
Compensation and Benefits	13,932
Marketing and Advertising	533
Depreciation and amortization	12,913
Professional and contract services	512
Computer operations and data communications	1,044
Occupancy	1,142
Regulatory	2,351
General, administrative and other	11,852
Merger expenses	0
Total operating expenses	44,280
Operating Income	115,888
Interest income	1
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	115,889
Income tax provision	42,599
Net Income	73,290
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 73,290

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Private Market, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	(250)
Investments		0
Total Receivables - Net		1,668
Current Deferred Tax		0
Current Restricted Cash		250
Other Current Assets		3,017
Margin Deposits & Default Fund		0
Total Current Assets		4,685
Total Property and Equipment - Net		1,068
Goodwill		0
Other Intangibles		2,417
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		250
Total Assets	$	8,419
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,396
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		516
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		1,912
Total Long Term Debt		0
Non Current Deferred Tax Liability		(47)
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		1,865
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		8,858
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(2,303)
Total stockholders' equity		6,554
Noncontrolling interests		0
Total Equity		6,554
Total liabilities and equity	$	8,419

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Private Market, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	1,672
Marketing and Advertising	113
Depreciation and amortization	205
Professional and contract services	1,515
Computer operations and data communications	86
Occupancy	185
Regulatory	29
General, administrative and other	113
Merger expenses	0
Total operating expenses	3,918
Operating Income	(3,918)
Interest income	3
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(3,915)
Income tax provision	(1,612)
Net Income	(2,303)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (2,303)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		(209)
Current Restricted Cash		0
Other Current Assets		736
Margin Deposits & Default Fund		0
Total Current Assets		527
Total Property and Equipment - Net		0
Goodwill		17,336
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	17,863
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		2
Total current liabilities		3
Total Long Term Debt		0
Non Current Deferred Tax Liability		916
Non-current deferred revenue		0
Other liabilities		41
Total Liabilities		960
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		24,713
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(7,810)
Total stockholders' equity		16,903
Noncontrolling interests		0
Total Equity		16,903
Total liabilities and equity	$	17,863

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		2
Occupancy		0
Regulatory		0
General, administrative and other		1
Merger expenses		0
Total operating expenses		3
Operating Income		(3)
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(3)
Income tax provision		5
Net Income		(8)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(8)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ Options Services, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	3,756
Investments		3
Total Receivables - Net		0
Current Deferred Tax		5
Current Restricted Cash		250
Other Current Assets		1,585
Margin Deposits & Default Fund		0
Total Current Assets		5,600
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		20
Total Assets	$	5,620
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	385
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		16
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,733
Total current liabilities		2,134
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		2,134
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		3,282
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		204
Total stockholders' equity		3,486
Noncontrolling interests		0
Total Equity		3,486
Total liabilities and equity	$	5,620

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ Options Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 8,086
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	8,086
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	(7,384)
Total Cost of Revenues	(7,384)
Revenues less transaction rebates, brokerage, clearance and exchange fees	702
Operating Expenses	
Compensation and Benefits	484
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	21
Occupancy	21
Regulatory	0
General, administrative and other	90
Merger expenses	0
Total operating expenses	616
Operating Income	87
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	87
Income tax provision	23
Net Income	64
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 64

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Technology Services, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		(209)
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		95,771
Margin Deposits & Default Fund		0
Total Current Assets		95,562
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		11,034
Total Assets	$	106,596
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,136
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		590
Total current liabilities		1,726
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		3,066
Total Liabilities		4,792
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		20,000
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		81,804
Total stockholders' equity		101,804
Noncontrolling interests		0
Total Equity		101,804
Total liabilities and equity	$	106,596

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 63,657
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	63,657
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	63,657
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	57
Depreciation and amortization	0
Professional and contract services	131
Computer operations and data communications	(50)
Occupancy	23,668
Regulatory	0
General, administrative and other	4,660
Merger expenses	0
Total operating expenses	28,468
Operating Income	35,189
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	35,189
Income tax provision	706
Net Income	34,484
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 34,484

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	6,356
Margin Deposits & Default Fund	0
Total Current Assets	6,356
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	23,603
Total Assets	$ 29,959
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 176
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	698
Total current liabilities	874
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	874
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	23,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Retained earnings	5,568
Total stockholders' equity	29,085
Noncontrolling interests	0
Total Equity	29,085
Total liabilities and equity	$ 29,959

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	2,786
Other Revenues	0
Total Revenues	2,786
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,786
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	2,786
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(4)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	2,782
Income tax provision	0
Net Income	2,782
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 2,782

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NPM Securities, LLC
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	250
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		250
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	250
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		250
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		0
Total stockholders' equity		250
Noncontrolling interests		0
Total Equity		250
Total liabilities and equity	$	250

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OM Technology (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	(16,155)
Total Assets	$ (16,155)
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,044
Total current liabilities	1,044
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	1,044
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(22,596)
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	5,397
Total stockholders' equity	(17,200)
Noncontrolling interests	0
Total Equity	(17,200)
Total liabilities and equity	$ (16,155)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OM Technology (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(5,573)
Merger expenses	0
Total operating expenses	(5,573)
Operating Income	5,573
Interest income	0
Interest expense	(7)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(150)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	5,416
Income tax provision	0
Net Income	5,416
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 5,416

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	(509)
Current Deferred Tax	558
Current Restricted Cash	0
Other Current Assets	1,126
Margin Deposits & Default Fund	0
Total Current Assets	1,175
Total Property and Equipment - Net	24
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	1,123
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 2,322
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,409
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	630
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,014
Total current liabilities	3,053
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	2,749
Total Liabilities	5,802
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	(0)
Additional Paid in Capital	(16,155)
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	12,676
Total stockholders' equity	(3,480)
Noncontrolling interests	0
Total Equity	(3,480)
Total liabilities and equity	$ 2,322

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX (US) Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,052
Total Revenues	2,052
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,052
Operating Expenses	
Compensation and Benefits	2,668
Marketing and Advertising	40
Depreciation and amortization	7
Professional and contract services	74
Computer operations and data communications	6
Occupancy	1,042
Regulatory	0
General, administrative and other	(25,015)
Merger expenses	0
Total operating expenses	(21,178)
Operating Income	23,230
Interest income	1
Interest expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	23,230
Income tax provision	(2,340)
Net Income	25,570
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 25,570

The NASDAQ OMX Group, Inc.

Unconsolidated Financial Statements - The NASDAQ OMX Group Educational Foundation, Inc.

Note: The Nasdaq Stock Market Educational Foundation, Inc. is not a consolidated entity of The NASDAQ OMX Group, Inc. and therefore is not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The NASDAQ OMX Group, Inc.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	148,179
Investments		2
Total Receivables - Net		80,604
Current Deferred Tax		(10,275)
Current Restricted Cash		0
Other Current Assets		497,101
Margin Deposits & Default Fund		0
Total Current Assets		715,612
Total Property and Equipment - Net		37,786
Goodwill		10,453
Other Intangibles		4,292
Non Current Deferred Taxes		137,303
Long Term Restricted Cash		0
Other Long Term Assets		7,478,869
Total Assets	$	8,384,315
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	132,238
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		29,995
Deferred Revenue		9,225
Current Portion of Long Term Debt		45,000
Current Deferred Tax Liability		8,003
Other Current Liabilities		850,463
Total current liabilities		1,074,924
Total Long Term Debt		2,588,590
Non Current Deferred Tax Liability		8,035
Non-current deferred revenue		1,238
Other liabilities		59,143
Total Liabilities		3,731,931
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		(1,004,770)
Common Stock Total		2,143
Additional Paid in Capital		4,281,051
Accumulated Other Comprehensive Income/(Loss)		(83,691)
Retained earnings		1,457,360
Total stockholders' equity		4,652,093
Noncontrolling interests		291
Total Equity		4,652,385
Total liabilities and equity	$	8,384,315

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The NASDAQ OMX Group, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	1,783
Global Information Services	69,608
Corporate Solutions	(0)
Market Technology Revenues	(3,714)
Other Revenues	72,928
Total Revenues	140,604
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	140,604
Operating Expenses	
Compensation and Benefits	102,262
Marketing and Advertising	6,951
Depreciation and amortization	10,100
Professional and contract services	28,923
Computer operations and data communications	7,064
Occupancy	12,688
Regulatory	0
General, administrative and other	52,391
Merger expenses	1,195
Total operating expenses	221,574
Operating Income	(80,970)
Interest income	383
Interest expense	(108,163)
Gain (loss) on sale of strategic initiatives	21,344
Dividend and investment income	(9,555)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(176,962)
Income tax provision	(10,614)
Net Income	(166,348)
Net (income) expense attributable to noncontrolling interests	1,009
Net income attributable to Company	$ (165,339)

Note: The results of The NASDAQ Options Market LLC are included in the results of NASDAQ Options Services, LLC.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		151
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	151
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(51)
Total current liabilities		(51)
Total Long Term Debt		0
Non Current Deferred Tax Liability		(8)
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		(59)
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		739
Accumulated Other Comprehensive Income/(Loss)		0
Retained earnings		(529)
Total stockholders' equity		210
Noncontrolling interests		0
Total Equity		210
Total liabilities and equity	$	151

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - The Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AB NASDAQ OMX Vilnius
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	2,119
Investments		0
Total Receivables - Net		134
Current Deferred Tax		29
Current Restricted Cash		0
Other Current Assets		8
Margin Deposits & Default Fund		0
Total Current Assets		2,290
Total Property and Equipment - Net		26
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(1)
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	2,315
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	83
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		107
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		21
Total current liabilities		211
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		211
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		3,654
Accumulated Other Comprehensive Income/(Loss)		(485)
Retained earnings		(1,065)
Total stockholders' equity		2,104
Noncontrolling interests		0
Total Equity		2,104
Total liabilities and equity	$	2,315

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AB NASDAQ OMX Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 479
Global Listing Services	471
Global Information Services	106
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	863
Total Revenues	1,919
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,919
Operating Expenses	
Compensation and Benefits	752
Marketing and Advertising	42
Depreciation and amortization	24
Professional and contract services	140
Computer operations and data communications	353
Occupancy	46
Regulatory	20
General, administrative and other	248
Merger expenses	0
Total operating expenses	1,625
Operating Income	295
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	295
Income tax provision	50
Net Income	245
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 245

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS eCSD Expert
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	458
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		19
Margin Deposits & Default Fund		0
Total Current Assets		477
Total Property and Equipment - Net		1
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		81
Total Assets	$	560
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	95
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		80
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(125)
Total current liabilities		49
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		49
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		35
Accumulated Other Comprehensive Income/(Loss)		95
Retained earnings		380
Total stockholders' equity		510
Noncontrolling interests		0
Total Equity		510
Total liabilities and equity	$	560

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 103
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	103
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	103
Operating Expenses	
Compensation and Benefits	2
Marketing and Advertising	1
Depreciation and amortization	0
Professional and contract services	289
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	9
Merger expenses	0
Total operating expenses	301
Operating Income	(198)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(198)
Income tax provision	0
Net Income	(198)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (198)

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - AS Eesti Väärtpaberikeskus

Note: AS Eesti Väärtpaberikeskus is an inactive entity in 2013 - no balances in 2012.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	5,051
Investments		0
Total Receivables - Net		1,049
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		19
Margin Deposits & Default Fund		0
Total Current Assets		6,118
Total Property and Equipment - Net		583
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		1
Long Term Restricted Cash		0
Other Long Term Assets		376
Total Assets	$	7,078
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	3,885
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		120
Deferred Revenue		8
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		906
Total current liabilities		4,919
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		4,920
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		374
Additional Paid in Capital		0
Accumulated Other Comprehensive Income/(Loss)		(103)
Retained earnings		1,888
Total stockholders' equity		2,158
Noncontrolling interests		0
Total Equity		2,158
Total liabilities and equity	$	7,078

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS Latvijas Centralais depozitarijs
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	2,591
Global Listing Services		1
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		39
Total Revenues		2,631
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		2,631
Operating Expenses		
Compensation and Benefits		753
Marketing and Advertising		41
Depreciation and amortization		101
Professional and contract services		178
Computer operations and data communications		82
Occupancy		71
Regulatory		30
General, administrative and other		382
Merger expenses		0
Total operating expenses		1,639
Operating Income		993
Interest income		91
Interest expense		(0)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(43)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		1,040
Income tax provision		173
Net Income		867
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	867

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - AS OMX Registrikeskus
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ (0)
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	52
Accumulated Other Comprehensive Income/(Loss)	(52)
Retained earnings	(0)
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - AS OMX Registrikeskus
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	(0)
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		(0)
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		(0)
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		(0)
Professional and contract services		(0)
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		(0)
Merger expenses		0
Total operating expenses		(0)
Operating Income		(0)
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(32)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(32)
Income tax provision		0
Net Income		(32)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(32)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Beheer BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	2
Investments		0
Total Receivables - Net		74
Current Deferred Tax		(165)
Current Restricted Cash		0
Other Current Assets		(930)
Margin Deposits & Default Fund		0
Total Current Assets		(1,018)
Total Property and Equipment - Net		0
Goodwill		57,519
Other Intangibles		33,465
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		1,066
Total Assets	$	91,033
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	4,471
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		52
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		906
Other Current Liabilities		(524)
Total current liabilities		4,906
Total Long Term Debt		0
Non Current Deferred Tax Liability		7,536
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		12,442
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		76,333
Accumulated Other Comprehensive Income/(Loss)		8,114
Retained earnings		(5,857)
Total stockholders' equity		78,591
Noncontrolling interests		0
Total Equity		78,591
Total liabilities and equity	$	91,033

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Beheer BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		74
Other Revenues		0
Total Revenues		74
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		74
Operating Expenses		
Compensation and Benefits		303
Marketing and Advertising		0
Depreciation and amortization		3,516
Professional and contract services		3
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		14
Merger expenses		0
Total operating expenses		3,836
Operating Income		(3,762)
Interest income		0
Interest expense		(126)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(3,888)
Income tax provision		(860)
Net Income		(3,028)
Net (income) expense attributable to noncontrolling interests		(2)
Net income attributable to Company	$	(3,029)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	318
Investments		0
Total Receivables - Net		13,371
Current Deferred Tax		598
Current Restricted Cash		195
Other Current Assets		(559)
Margin Deposits & Default Fund		0
Total Current Assets		13,923
Total Property and Equipment - Net		1,271
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	15,194
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,829
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		899
Deferred Revenue		3,815
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		7,008
Total current liabilities		13,551
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		13,551
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		9,547
Accumulated Other Comprehensive Income/(Loss)		610
Retained earnings		(8,514)
Total stockholders' equity		1,643
Noncontrolling interests		0
Total Equity		1,643
Total liabilities and equity	$	15,194

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		16,461
Other Revenues		935
Total Revenues		17,396
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		17,396
Operating Expenses		
Compensation and Benefits		9,102
Marketing and Advertising		432
Depreciation and amortization		402
Professional and contract services		2,383
Computer operations and data communications		1,069
Occupancy		637
Regulatory		0
General, administrative and other		3,516
Merger expenses		0
Total operating expenses		17,541
Operating Income		(145)
Interest income		1
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(144)
Income tax provision		(14)
Net Income		(130)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(130)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Development BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	18
Investments		0
Total Receivables - Net		1,116
Current Deferred Tax		1,241
Current Restricted Cash		0
Other Current Assets		8
Margin Deposits & Default Fund		0
Total Current Assets		2,383
Total Property and Equipment - Net		2,503
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	4,887
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	5,432
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		513
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		977
Total current liabilities		6,923
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		6,923
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(2,743)
Accumulated Other Comprehensive Income/(Loss)		(327)
Retained earnings		1,033
Total stockholders' equity		(2,036)
Noncontrolling interests		0
Total Equity		(2,036)
Total liabilities and equity	$	4,887

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Development BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	2,114
Other Revenues	6
Total Revenues	2,120
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,120
Operating Expenses	
Compensation and Benefits	(160)
Marketing and Advertising	58
Depreciation and amortization	172
Professional and contract services	(1)
Computer operations and data communications	5
Occupancy	91
Regulatory	0
General, administrative and other	304
Merger expenses	0
Total operating expenses	470
Operating Income	1,650
Interest income	(0)
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	1,650
Income tax provision	0
Net Income	1,650
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 1,650

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Germany GmbH
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	58
Investments		0
Total Receivables - Net		1,462
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		(1,125)
Margin Deposits & Default Fund		0
Total Current Assets		395
Total Property and Equipment - Net		20
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	415
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	(5,288)
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		59
Deferred Revenue		998
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(730)
Total current liabilities		(4,960)
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		(4,960)
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		280
Accumulated Other Comprehensive Income/(Loss)		61
Retained earnings		5,033
Total stockholders' equity		5,375
Noncontrolling interests		0
Total Equity		5,375
Total liabilities and equity	$	415

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	3,751
Other Revenues	(565)
Total Revenues	3,186
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	3,186
Operating Expenses	
Compensation and Benefits	977
Marketing and Advertising	47
Depreciation and amortization	(0)
Professional and contract services	173
Computer operations and data communications	17
Occupancy	78
Regulatory	0
General, administrative and other	460
Merger expenses	0
Total operating expenses	1,752
Operating Income	1,434
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	1,434
Income tax provision	273
Net Income	1,161
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 1,161

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise Holding BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		140
Current Deferred Tax		6
Current Restricted Cash		0
Other Current Assets		39
Margin Deposits & Default Fund		0
Total Current Assets		186
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		4,389
Total Assets	$	4,575
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	3,947
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		3,947
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		3,947
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,066
Accumulated Other Comprehensive Income/(Loss)		(522)
Retained earnings		83
Total stockholders' equity		628
Noncontrolling interests		0
Total Equity		628
Total liabilities and equity	$	4,575

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise Holding BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		(6)
Regulatory		0
General, administrative and other		(5)
Merger expenses		0
Total operating expenses		(11)
Operating Income		11
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		11
Income tax provision		0
Net Income		11
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	11

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Bwise U.K.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	2
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	2
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 2
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 411
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	411
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	411
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(381)
Accumulated Other Comprehensive Income/(Loss)	(29)
Retained earnings	0
Total stockholders' equity	(410)
Noncontrolling interests	0
Total Equity	(410)
Total liabilities and equity	$ 2

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Bwise U.K.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "Central Depository of Armenia" Open Joint Stock Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 248
Investments	0
Total Receivables - Net	98
Current Deferred Tax	3
Current Restricted Cash	0
Other Current Assets	34
Margin Deposits & Default Fund	0
Total Current Assets	383
Total Property and Equipment - Net	96
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	17
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 496
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 7
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	16
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	193
Total current liabilities	216
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	216
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	680
Accumulated Other Comprehensive Income/(Loss)	(434)
Retained earnings	33
Total stockholders' equity	280
Noncontrolling interests	0
Total Equity	280
Total liabilities and equity	$ 496

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - "Central Depository of Armenia" Open Joint Stock Co
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	534
Global Listing Services		1
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		534
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		534
Operating Expenses		
Compensation and Benefits		273
Marketing and Advertising		0
Depreciation and amortization		21
Professional and contract services		18
Computer operations and data communications		43
Occupancy		31
Regulatory		3
General, administrative and other		84
Merger expenses		0
Total operating expenses		474
Operating Income		60
Interest income		(0)
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		60
Income tax provision		40
Net Income		20
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	20

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	16
Margin Deposits & Default Fund	0
Total Current Assets	16
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 16
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	2
Retained earnings	14
Total stockholders' equity	16
Noncontrolling interests	0
Total Equity	16
Total liabilities and equity	$ 16

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Clearing Control CC AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 1
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	1
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	1,354
Total Assets	$ 1,354
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(266)
Retained earnings	1,621
Total stockholders' equity	1,354
Noncontrolling interests	0
Total Equity	1,354
Total liabilities and equity	$ 1,354

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Egypt for Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	217
Impairment Loss	0
FX Operating	0
Income before income taxes	217
Income tax provision	0
Net Income	217
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 217

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 676
Investments	0
Total Receivables - Net	4,778
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,562
Margin Deposits & Default Fund	0
Total Current Assets	10,016
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	15,520
Total Assets	$ 25,536
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	62
Total current liabilities	62
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	62
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	15,950
Accumulated Other Comprehensive Income/(Loss)	299
Retained earnings	9,226
Total stockholders' equity	25,474
Noncontrolling interests	0
Total Equity	25,474
Total liabilities and equity	$ 25,536

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Eignarhaldsfelagid Verdbrefathing hf
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	1
Merger expenses	0
Total operating expenses	1
Operating Income	(1)
Interest income	276
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	19
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	294
Income tax provision	59
Net Income	236
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 236

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - European Central Counterparty N.V

Note: European Central Counterparty N.V is not a fully owned entity and therefore is not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Findata AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		48
Total Assets	$	48
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		388
Accumulated Other Comprehensive Income/(Loss)		(43)
Retained earnings		(298)
Total stockholders' equity		48
Noncontrolling interests		0
Total Equity		48
Total liabilities and equity	$	48

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Findata AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	(5)
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	(5)
Operating Income	5
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	5
Income tax provision	1
Net Income	4
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 4

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	138
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	138
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 138
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 98
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(0)
Total current liabilities	98
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	98
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(244)
Accumulated Other Comprehensive Income/(Loss)	472
Retained earnings	(188)
Total stockholders' equity	40
Noncontrolling interests	0
Total Equity	40
Total liabilities and equity	$ 138

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - FTEN Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	102
Merger expenses	0
Total operating expenses	102
Operating Income	(102)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(102)
Income tax provision	0
Net Income	(102)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (102)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Hugin AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	581
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 581
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 49
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	99
Other Current Liabilities	149
Total current liabilities	298
Total Long Term Debt	0
Non Current Deferred Tax Liability	283
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	581
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	0
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 581

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Hugin AS
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		0
Merger expenses		0
Total operating expenses		0
Operating Income		0
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		0
Income tax provision		0
Net Income		0
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	141
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(1)
Margin Deposits & Default Fund	0
Total Current Assets	140
Total Property and Equipment - Net	376
Goodwill	2,282
Other Intangibles	912
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 3,711
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 915
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	19
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	58
Other Current Liabilities	1,011
Total current liabilities	2,003
Total Long Term Debt	0
Non Current Deferred Tax Liability	156
Non-current deferred revenue	0
Other liabilities	237
Total Liabilities	2,396
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(8)
Retained earnings	(1,420)
Total stockholders' equity	1,315
Noncontrolling interests	0
Total Equity	1,315
Total liabilities and equity	$ 3,711

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Indxis Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		50
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		50
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		50
Operating Expenses		
Compensation and Benefits		299
Marketing and Advertising		0
Depreciation and amortization		222
Professional and contract services		19
Computer operations and data communications		113
Occupancy		195
Regulatory		0
General, administrative and other		170
Merger expenses		484
Total operating expenses		1,502
Operating Income		(1,451)
Interest income		0
Interest expense		(1)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(1,453)
Income tax provision		(51)
Net Income		(1,401)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(1,401)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Lithuanian Central Securities Depositary
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	250
Retained earnings	(250)
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Lithuanian Central Securities Depositary
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Mamato Motion AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	0
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(11)
Accumulated Other Comprehensive Income/(Loss)		11
Retained earnings		(0)
Total stockholders' equity		0
Noncontrolling interests		0
Total Equity		0
Total liabilities and equity	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Mamato Motion AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(0)
Accumulated Other Comprehensive Income/(Loss)	0
Retained earnings	0
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq Canada Inc
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 6,098
Investments	0
Total Receivables - Net	4,086
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,058
Margin Deposits & Default Fund	0
Total Current Assets	11,242
Total Property and Equipment - Net	993
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 12,235
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 3,195
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	506
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(150)
Total current liabilities	3,551
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	3,551
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	252
Retained earnings	8,433
Total stockholders' equity	8,684
Noncontrolling interests	0
Total Equity	8,684
Total liabilities and equity	$ 12,235

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	7,598
Total Revenues	7,598
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,598
Operating Expenses	
Compensation and Benefits	4,434
Marketing and Advertising	543
Depreciation and amortization	218
Professional and contract services	118
Computer operations and data communications	21
Occupancy	84
Regulatory	38
General, administrative and other	1,657
Merger expenses	0
Total operating expenses	7,114
Operating Income	484
Interest income	19
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	504
Income tax provision	54
Net Income	450
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 450

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - "NASDAQ OMX Armenia" Open Joint Stock Company
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	474
Investments		0
Total Receivables - Net		12
Current Deferred Tax		11
Current Restricted Cash		0
Other Current Assets		161
Margin Deposits & Default Fund		0
Total Current Assets		659
Total Property and Equipment - Net		29
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		309
Total Assets	$	997
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	(10)
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		57
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		22
Other Current Liabilities		39
Total current liabilities		109
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		109
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,388
Accumulated Other Comprehensive Income/(Loss)		(326)
Retained earnings		(174)
Total stockholders' equity		889
Noncontrolling interests		0
Total Equity		889
Total liabilities and equity	$	997

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - "NASDAQ OMX Armenia" Open Joint Stock Compan
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	499
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		500
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		500
Operating Expenses		
Compensation and Benefits		214
Marketing and Advertising		0
Depreciation and amortization		17
Professional and contract services		7
Computer operations and data communications		(0)
Occupancy		11
Regulatory		2
General, administrative and other		43
Merger expenses		0
Total operating expenses		293
Operating Income		206
Interest income		(0)
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		206
Income tax provision		46
Net Income		161
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	161

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Australia Holding Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		53,646
Other Intangibles		13,335
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		4,356
Total Assets	$	71,337
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		286
Other Current Liabilities		0
Total current liabilities		286
Total Long Term Debt		0
Non Current Deferred Tax Liability		3,715
Non-current deferred revenue		0
Other liabilities		2,062
Total Liabilities		6,063
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		76,468
Accumulated Other Comprehensive Income/(Loss)		289
Retained earnings		(11,483)
Total stockholders' equity		65,274
Noncontrolling interests		0
Total Equity		65,274
Total liabilities and equity	$	71,337

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	1,046
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	1,046
Operating Income	(1,046)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(1,046)
Income tax provision	(130)
Net Income	(917)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (917)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Broker Services AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	11,961
Investments		7,687
Total Receivables - Net		2,545
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		115
Margin Deposits & Default Fund		0
Total Current Assets		22,308
Total Property and Equipment - Net		185
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(33)
Long Term Restricted Cash		0
Other Long Term Assets		189
Total Assets	$	22,648
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	5,137
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		1,523
Deferred Revenue		1,098
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		35
Other Current Liabilities		102
Total current liabilities		7,895
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		36
Total Liabilities		7,931
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		14,283
Accumulated Other Comprehensive Income/(Loss)		102
Retained earnings		332
Total stockholders' equity		14,717
Noncontrolling interests		0
Total Equity		14,717
Total liabilities and equity	$	22,648

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Broker Services AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	21,284
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		4
Total Revenues		21,288
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		21,288
Operating Expenses		
Compensation and Benefits		4,516
Marketing and Advertising		18
Depreciation and amortization		87
Professional and contract services		3,067
Computer operations and data communications		7,734
Occupancy		318
Regulatory		42
General, administrative and other		976
Merger expenses		0
Total operating expenses		16,759
Operating Income		4,529
Interest income		164
Interest expense		(12)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(4)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		4,677
Income tax provision		1,023
Net Income		3,654
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	3,654

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Clearing AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	203,098
Investments		93,598
Total Receivables - Net		7,516
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		8,553
Margin Deposits & Default Fund		1,961,024
Total Current Assets		2,273,790
Total Property and Equipment - Net		4,946
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(212)
Long Term Restricted Cash		0
Other Long Term Assets		707,425
Total Assets	$	2,985,950
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	114,002
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		937
Deferred Revenue		(98)
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		197
Other Current Liabilities		1,979,560
Total current liabilities		2,094,599
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		275
Total Liabilities		2,094,874
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		28,069
Additional Paid in Capital		1,112,909
Accumulated Other Comprehensive Income/(Loss)		240,022
Retained earnings		(489,924)
Total stockholders' equity		891,076
Noncontrolling interests		0
Total Equity		891,076
Total liabilities and equity	$	2,985,950

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Clearing AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	103,893
Global Listing Services		20,668
Global Information Services		33,881
Corporate Solutions		24
Market Technology Revenues		11,906
Other Revenues		1,294
Total Revenues		171,667
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		171,667
Operating Expenses		
Compensation and Benefits		24,229
Marketing and Advertising		859
Depreciation and amortization		473
Professional and contract services		13,285
Computer operations and data communications		30,528
Occupancy		1,248
Regulatory		727
General, administrative and other		8,236
Merger expenses		2,776
Total operating expenses		82,360
Operating Income		89,307
Interest income		3,566
Interest expense		(483)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(719)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		91,671
Income tax provision		20,266
Net Income		71,405
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	71,405

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 948
Investments	0
Total Receivables - Net	5,686
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	41,309
Margin Deposits & Default Fund	0
Total Current Assets	47,944
Total Property and Equipment - Net	254
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	113
Long Term Restricted Cash	0
Other Long Term Assets	1,198
Total Assets	$ 49,508
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 333
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	2,298
Deferred Revenue	325
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,295
Total current liabilities	4,250
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	9,524
Total Liabilities	13,774
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(731)
Retained earnings	(15,664)
Total stockholders' equity	35,734
Noncontrolling interests	0
Total Equity	35,734
Total liabilities and equity	$ 49,508

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Copenhagen A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	14,758
Global Listing Services		14,127
Global Information Services		18,212
Corporate Solutions		1
Market Technology Revenues		0
Other Revenues		4,818
Total Revenues		51,915
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		51,915
Operating Expenses		
Compensation and Benefits		8,486
Marketing and Advertising		255
Depreciation and amortization		156
Professional and contract services		4,338
Computer operations and data communications		4,566
Occupancy		975
Regulatory		736
General, administrative and other		2,090
Merger expenses		244
Total operating expenses		21,847
Operating Income		30,068
Interest income		305
Interest expense		(1)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		30,372
Income tax provision		7,648
Net Income		22,724
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	22,724

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 696
Investments	0
Total Receivables - Net	111
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	51
Margin Deposits & Default Fund	0
Total Current Assets	857
Total Property and Equipment - Net	124
Goodwill	1,224
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	235
Total Assets	$ 2,439
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,312
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	109
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	1,421
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	1,421
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,498
Accumulated Other Comprehensive Income/(Loss)	1
Retained earnings	(482)
Total stockholders' equity	1,018
Noncontrolling interests	0
Total Equity	1,018
Total liabilities and equity	$ 2,439

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions (India) Private Li
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	4
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	57
Computer operations and data communications	0
Occupancy	303
Regulatory	0
General, administrative and other	118
Merger expenses	0
Total operating expenses	482
Operating Income	(482)
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(482)
Income tax provision	0
Net Income	(482)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (482)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Corporate Solutions International Limited
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	5,904
Investments		0
Total Receivables - Net		18,793
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		584
Margin Deposits & Default Fund		0
Total Current Assets		25,281
Total Property and Equipment - Net		7,070
Goodwill		112,211
Other Intangibles		27,073
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		416
Total Assets	$	172,050
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	9,607
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		2,740
Deferred Revenue		3,879
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		408
Other Current Liabilities		23,926
Total current liabilities		40,560
Total Long Term Debt		0
Non Current Deferred Tax Liability		431
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		40,991
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		136,691
Accumulated Other Comprehensive Income/(Loss)		10,050
Retained earnings		(15,682)
Total stockholders' equity		131,059
Noncontrolling interests		0
Total Equity		131,059
Total liabilities and equity	$	172,050

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Corporate Solutions International Lim
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		41,018
Market Technology Revenues		0
Other Revenues		168
Total Revenues		41,186
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		41,186
Operating Expenses		
Compensation and Benefits		8,433
Marketing and Advertising		99
Depreciation and amortization		2,207
Professional and contract services		25,984
Computer operations and data communications		4,851
Occupancy		1,421
Regulatory		0
General, administrative and other		4,454
Merger expenses		1,467
Total operating expenses		48,916
Operating Income		(7,730)
Interest income		5
Interest expense		(52)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(2,704)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(10,481)
Income tax provision		78
Net Income		(10,559)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(10,559)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Derivatives A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	15
Investments		0
Total Receivables - Net		42
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		93
Margin Deposits & Default Fund		0
Total Current Assets		150
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		3
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	153
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	15
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(0)
Total current liabilities		15
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		662
Total Liabilities		676
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		952
Accumulated Other Comprehensive Income/(Loss)		(8)
Retained earnings		(1,467)
Total stockholders' equity		(523)
Noncontrolling interests		0
Total Equity		(523)
Total liabilities and equity	$	153

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Derivatives A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		7
Depreciation and amortization		0
Professional and contract services		87
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		68
Merger expenses		0
Total operating expenses		162
Operating Income		(162)
Interest income		0
Interest expense		0
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(162)
Income tax provision		(41)
Net Income		(121)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(121)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Exchange and Clearing Services AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	(18,575)
Investments		0
Total Receivables - Net		5,255
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		(26)
Margin Deposits & Default Fund		0
Total Current Assets		(13,346)
Total Property and Equipment - Net		20,306
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(99)
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	6,861
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	654
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		5,497
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		89
Other Current Liabilities		(494)
Total current liabilities		5,747
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		5,747
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		142
Accumulated Other Comprehensive Income/(Loss)		(796)
Retained earnings		1,768
Total stockholders' equity		1,114
Noncontrolling interests		0
Total Equity		1,114
Total liabilities and equity	$	6,861

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ (0)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	42,305
Other Revenues	1,983
Total Revenues	44,289
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	44,289
Operating Expenses	
Compensation and Benefits	13,308
Marketing and Advertising	13
Depreciation and amortization	3,080
Professional and contract services	2,090
Computer operations and data communications	23,098
Occupancy	996
Regulatory	0
General, administrative and other	592
Merger expenses	0
Total operating expenses	43,177
Operating Income	1,112
Interest income	1
Interest expense	(277)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	836
Income tax provision	191
Net Income	644
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 644

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 7,390
Investments	0
Total Receivables - Net	4,170
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	504
Margin Deposits & Default Fund	0
Total Current Assets	12,064
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 12,064
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 3,102
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	511
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(673)
Total current liabilities	2,939
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	2,939
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	595
Retained earnings	(30,433)
Total stockholders' equity	9,125
Noncontrolling interests	0
Total Equity	9,125
Total liabilities and equity	$ 12,064

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	5,134
Total Revenues	5,134
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	5,134
Operating Expenses	
Compensation and Benefits	4,342
Marketing and Advertising	108
Depreciation and amortization	0
Professional and contract services	279
Computer operations and data communications	42
Occupancy	70
Regulatory	0
General, administrative and other	1,481
Merger expenses	0
Total operating expenses	6,321
Operating Income	(1,187)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(1,187)
Income tax provision	0
Net Income	(1,187)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (1,187)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX France SAS
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	125
Investments		0
Total Receivables - Net		846
Current Deferred Tax		68
Current Restricted Cash		0
Other Current Assets		5,563
Margin Deposits & Default Fund		0
Total Current Assets		6,602
Total Property and Equipment - Net		358
Goodwill		0
Other Intangibles		(0)
Non Current Deferred Taxes		1,036
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	7,996
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	220
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		881
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		2,157
Other Current Liabilities		1,914
Total current liabilities		5,171
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		5,171
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		0
Accumulated Other Comprehensive Income/(Loss)		107
Retained earnings		2,718
Total stockholders' equity		2,824
Noncontrolling interests		0
Total Equity		2,824
Total liabilities and equity	$	7,996

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX France SAS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	665
Market Technology Revenues	0
Other Revenues	3,000
Total Revenues	3,665
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	3,665
Operating Expenses	
Compensation and Benefits	2,155
Marketing and Advertising	3
Depreciation and amortization	32
Professional and contract services	115
Computer operations and data communications	0
Occupancy	337
Regulatory	0
General, administrative and other	108
Merger expenses	24
Total operating expenses	2,773
Operating Income	892
Interest income	0
Interest expense	(8)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	2,661
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	3,546
Income tax provision	828
Net Income	2,718
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 2,718

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 152
Investments	0
Total Receivables - Net	147
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,373
Margin Deposits & Default Fund	0
Total Current Assets	1,672
Total Property and Equipment - Net	62
Goodwill	566
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	(8)
Total Assets	$ 2,292
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 932
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	552
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	16
Total current liabilities	1,501
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	541
Total Liabilities	2,042
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	(1)
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	(4)
Retained earnings	(61)
Total stockholders' equity	251
Noncontrolling interests	0
Total Equity	251
Total liabilities and equity	$ 2,292

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Germany GmbH
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		5,615
Total Revenues		5,615
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		5,615
Operating Expenses		
Compensation and Benefits		4,060
Marketing and Advertising		2
Depreciation and amortization		2
Professional and contract services		183
Computer operations and data communications		374
Occupancy		382
Regulatory		0
General, administrative and other		270
Merger expenses		5
Total operating expenses		5,279
Operating Income		336
Interest income		0
Interest expense		(2)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(281)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		53
Income tax provision		114
Net Income		(61)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(61)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 3,833
Investments	0
Total Receivables - Net	4,658
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	49,279
Margin Deposits & Default Fund	0
Total Current Assets	57,770
Total Property and Equipment - Net	138
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	54
Long Term Restricted Cash	0
Other Long Term Assets	8,587
Total Assets	$ 66,549
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 589
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,286
Deferred Revenue	4
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	39,470
Total current liabilities	41,348
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	41,348
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(8,400)
Retained earnings	41,429
Total stockholders' equity	25,136
Noncontrolling interests	66
Total Equity	25,201
Total liabilities and equity	$ 66,549

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 19,095
Global Listing Services	7,062
Global Information Services	15,167
Corporate Solutions	162
Market Technology Revenues	0
Other Revenues	2,216
Total Revenues	43,701
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	43,701
Operating Expenses	
Compensation and Benefits	4,563
Marketing and Advertising	148
Depreciation and amortization	44
Professional and contract services	3,016
Computer operations and data communications	4,198
Occupancy	437
Regulatory	406
General, administrative and other	2,784
Merger expenses	0
Total operating expenses	15,596
Operating Income	28,106
Interest income	15
Interest expense	(3)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(28,544)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(427)
Income tax provision	(87)
Net Income	(339)
Net (income) expense attributable to noncontrolling interests	(12)
Net income attributable to Company	$ (351)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ (4,620)
Investments	0
Total Receivables - Net	3,500,628
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	(64,803)
Margin Deposits & Default Fund	0
Total Current Assets	3,431,205
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	19,780
Long Term Restricted Cash	0
Other Long Term Assets	(4,157,748)
Total Assets	$ (706,763)
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 20,688
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	703
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	12
Other Current Liabilities	858
Total current liabilities	22,262
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	22,262
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,794,149
Retained earnings	(378,067)
Total stockholders' equity	(729,025)
Noncontrolling interests	0
Total Equity	(729,025)
Total liabilities and equity	$ (706,763)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,844
Total Revenues	2,844
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,844
Operating Expenses	
Compensation and Benefits	2,816
Marketing and Advertising	14
Depreciation and amortization	0
Professional and contract services	667
Computer operations and data communications	121
Occupancy	121
Regulatory	1
General, administrative and other	1,709
Merger expenses	53
Total operating expenses	5,500
Operating Income	(2,656)
Interest income	0
Interest expense	(51)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(2,707)
Income tax provision	(15,780)
Net Income	13,073
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 13,073

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Denmark A/S
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	340
Investments		0
Total Receivables - Net		1,062
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		52,771
Margin Deposits & Default Fund		0
Total Current Assets		54,173
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		52,129
Total Assets	$	106,302
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	15
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		176,083
Total current liabilities		176,099
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		176,099
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(66,045)
Accumulated Other Comprehensive Income/(Loss)		7,478
Retained earnings		(11,230)
Total stockholders' equity		(69,797)
Noncontrolling interests		0
Total Equity		(69,797)
Total liabilities and equity	$	106,302

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	16
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	17
Operating Income	(17)
Interest income	1,094
Interest expense	(6,411)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(5,334)
Income tax provision	(1,128)
Net Income	(4,206)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (4,206)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 1,026
Investments	0
Total Receivables - Net	155
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,331,480
Margin Deposits & Default Fund	0
Total Current Assets	1,332,661
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	3,209,750
Total Assets	$ 4,542,410
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 238
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	1,351
Total current liabilities	1,589
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	4,712,199
Total Liabilities	4,713,788
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	(121,095)
Retained earnings	173,119
Total stockholders' equity	(171,378)
Noncontrolling interests	0
Total Equity	(171,378)
Total liabilities and equity	$ 4,542,410

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Holding Luxembourg Sàrl
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	152
Computer operations and data communications	0
Occupancy	16
Regulatory	0
General, administrative and other	3
Merger expenses	0
Total operating expenses	171
Operating Income	(171)
Interest income	71,360
Interest expense	(24)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	71,165
Income tax provision	0
Net Income	71,165
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 71,165

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Iceland hf
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	1,700
Investments		0
Total Receivables - Net		555
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		5,129
Margin Deposits & Default Fund		0
Total Current Assets		7,384
Total Property and Equipment - Net		17
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(1)
Long Term Restricted Cash		0
Other Long Term Assets		2
Total Assets	$	7,402
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	3,277
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		436
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		14
Other Current Liabilities		160
Total current liabilities		3,887
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		3,887
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		10,890
Accumulated Other Comprehensive Income/(Loss)		(6,099)
Retained earnings		(1,275)
Total stockholders' equity		3,515
Noncontrolling interests		0
Total Equity		3,515
Total liabilities and equity	$	7,402

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Iceland hf
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	2,534
Global Listing Services		1,008
Global Information Services		220
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		183
Total Revenues		3,944
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		3,944
Operating Expenses		
Compensation and Benefits		2,112
Marketing and Advertising		67
Depreciation and amortization		0
Professional and contract services		163
Computer operations and data communications		815
Occupancy		198
Regulatory		36
General, administrative and other		176
Merger expenses		0
Total operating expenses		3,568
Operating Income		377
Interest income		303
Interest expense		(0)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		45
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		725
Income tax provision		173
Net Income		551
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	551

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 254
Investments	0
Total Receivables - Net	320
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	18
Margin Deposits & Default Fund	0
Total Current Assets	592
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 592
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 17
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	22
Deferred Revenue	135
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	90
Total current liabilities	264
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	264
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	93
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	1
Retained earnings	231
Total stockholders' equity	328
Noncontrolling interests	0
Total Equity	328
Total liabilities and equity	$ 592

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Korea Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	350
Market Technology Revenues	0
Other Revenues	96
Total Revenues	446
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	446
Operating Expenses	
Compensation and Benefits	138
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	13
Computer operations and data communications	0
Occupancy	3
Regulatory	0
General, administrative and other	18
Merger expenses	0
Total operating expenses	173
Operating Income	273
Interest income	0
Interest expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(3)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	270
Income tax provision	38
Net Income	231
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 231

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX NLX Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	9,828
Investments		0
Total Receivables - Net		(1,586)
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		16,677
Margin Deposits & Default Fund		0
Total Current Assets		24,919
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	24,919
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	1,530
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		667
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,455
Total current liabilities		3,651
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		3,651
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		(40)
Additional Paid in Capital		53,200
Accumulated Other Comprehensive Income/(Loss)		3,013
Retained earnings		(34,905)
Total stockholders' equity		21,267
Noncontrolling interests		0
Total Equity		21,267
Total liabilities and equity	$	24,919

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX NLX Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ (7,408)
Global Listing Services	0
Global Information Services	(11)
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	(7,419)
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	(7,419)
Operating Expenses	
Compensation and Benefits	2,532
Marketing and Advertising	268
Depreciation and amortization	0
Professional and contract services	7,022
Computer operations and data communications	95
Occupancy	72
Regulatory	0
General, administrative and other	9,729
Merger expenses	0
Total operating expenses	19,719
Operating Income	(27,137)
Interest income	59
Interest expense	(10)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(27,089)
Income tax provision	0
Net Income	(27,089)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (27,089)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Nordic Ltd.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	7,323
Investments		0
Total Receivables - Net		6,587
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		68,430
Margin Deposits & Default Fund		0
Total Current Assets		82,339
Total Property and Equipment - Net		216
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(418)
Long Term Restricted Cash		0
Other Long Term Assets		833,158
Total Assets	$	915,296
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	14,631
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		499
Deferred Revenue		3,223
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		41,101
Total current liabilities		59,454
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		59,454
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		42,121
Additional Paid in Capital		1,104,359
Accumulated Other Comprehensive Income/(Loss)		47,363
Retained earnings		(338,288)
Total stockholders' equity		855,554
Noncontrolling interests		288
Total Equity		855,842
Total liabilities and equity	$	915,296

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Nordic Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 5
Global Listing Services	32
Global Information Services	0
Corporate Solutions	12,305
Market Technology Revenues	0
Other Revenues	2,697
Total Revenues	15,040
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	15,040
Operating Expenses	
Compensation and Benefits	1,771
Marketing and Advertising	22
Depreciation and amortization	154
Professional and contract services	2,323
Computer operations and data communications	4,263
Occupancy	619
Regulatory	9
General, administrative and other	1,954
Merger expenses	0
Total operating expenses	11,116
Operating Income	3,924
Interest income	36
Interest expense	(7,159)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	4,267
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	1,068
Income tax provision	292
Net Income	777
Net (income) expense attributable to noncontrolling interests	(84)
Net income attributable to Company	$ 692

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Oslo ASA
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	1,490
Investments		0
Total Receivables - Net		4,681
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		25,275
Margin Deposits & Default Fund		0
Total Current Assets		31,446
Total Property and Equipment - Net		865
Goodwill		192,518
Other Intangibles		69,455
Non Current Deferred Taxes		70
Long Term Restricted Cash		0
Other Long Term Assets		39,304
Total Assets	$	333,657
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	437
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		1,614
Deferred Revenue		(3)
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		5,087
Total current liabilities		7,134
Total Long Term Debt		0
Non Current Deferred Tax Liability		18,510
Non-current deferred revenue		0
Other liabilities		40
Total Liabilities		25,683
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		706,864
Accumulated Other Comprehensive Income/(Loss)		(432,124)
Retained earnings		33,233
Total stockholders' equity		307,973
Noncontrolling interests		0
Total Equity		307,973
Total liabilities and equity	$	333,657

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Oslo ASA
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	27,429
Global Listing Services		0
Global Information Services		1,800
Corporate Solutions		0
Market Technology Revenues		1
Other Revenues		2,181
Total Revenues		31,412
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		31,412
Operating Expenses		
Compensation and Benefits		1,729
Marketing and Advertising		251
Depreciation and amortization		4,679
Professional and contract services		2,386
Computer operations and data communications		4,998
Occupancy		1,360
Regulatory		100
General, administrative and other		917
Merger expenses		15
Total operating expenses		16,436
Operating Income		14,976
Interest income		309
Interest expense		(1)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		15,284
Income tax provision		3,695
Net Income		11,590
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	11,590

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Riga, AS
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	3,020
Investments		0
Total Receivables - Net		470
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		21
Margin Deposits & Default Fund		0
Total Current Assets		3,511
Total Property and Equipment - Net		18
Goodwill		1
Other Intangibles		0
Non Current Deferred Taxes		9
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	3,538
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	9
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		77
Deferred Revenue		5
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		379
Total current liabilities		468
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		468
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		(375)
Additional Paid in Capital		3,962
Accumulated Other Comprehensive Income/(Loss)		41
Retained earnings		(490)
Total stockholders' equity		3,139
Noncontrolling interests		(69)
Total Equity		3,069
Total liabilities and equity	$	3,538

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 365
Global Listing Services	527
Global Information Services	27
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	530
Total Revenues	1,449
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,449
Operating Expenses	
Compensation and Benefits	446
Marketing and Advertising	20
Depreciation and amortization	7
Professional and contract services	121
Computer operations and data communications	335
Occupancy	61
Regulatory	24
General, administrative and other	124
Merger expenses	0
Total operating expenses	1,139
Operating Income	310
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	1
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	310
Income tax provision	56
Net Income	254
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 254

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX (South East Asia & Pacific) Pte.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 499
Investments	0
Total Receivables - Net	1,893
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	11,411
Margin Deposits & Default Fund	0
Total Current Assets	13,803
Total Property and Equipment - Net	182
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 13,985
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 66
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	563
Deferred Revenue	1,738
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	205
Total current liabilities	2,573
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	2,573
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	776
Retained earnings	9,624
Total stockholders' equity	11,412
Noncontrolling interests	0
Total Equity	11,412
Total liabilities and equity	$ 13,985

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX (South East Asia & Pacific) Pte.Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	6,994
Other Revenues	783
Total Revenues	7,776
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,776
Operating Expenses	
Compensation and Benefits	2,485
Marketing and Advertising	56
Depreciation and amortization	31
Professional and contract services	4,483
Computer operations and data communications	24
Occupancy	208
Regulatory	0
General, administrative and other	173
Merger expenses	63
Total operating expenses	7,523
Operating Income	253
Interest income	19
Interest expense	(5)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	268
Income tax provision	(99)
Net Income	366
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 366

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Stockholm AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	105,264
Investments		39,542
Total Receivables - Net		23,710
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		3,066
Margin Deposits & Default Fund		0
Total Current Assets		171,583
Total Property and Equipment - Net		511
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(20)
Long Term Restricted Cash		0
Other Long Term Assets		8
Total Assets	$	172,081
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	39,370
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		9,130
Deferred Revenue		12,240
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		255
Other Current Liabilities		17,547
Total current liabilities		78,542
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		78,542
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		12,974
Accumulated Other Comprehensive Income/(Loss)		(1,532)
Retained earnings		82,098
Total stockholders' equity		93,539
Noncontrolling interests		0
Total Equity		93,539
Total liabilities and equity	$	172,081

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 27,726
Global Listing Services	10,785
Global Information Services	15,930
Corporate Solutions	24
Market Technology Revenues	6,084
Other Revenues	752
Total Revenues	61,301
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	61,301
Operating Expenses	
Compensation and Benefits	8,103
Marketing and Advertising	274
Depreciation and amortization	71
Professional and contract services	3,261
Computer operations and data communications	10,157
Occupancy	496
Regulatory	6
General, administrative and other	2,668
Merger expenses	529
Total operating expenses	25,565
Operating Income	35,736
Interest income	353
Interest expense	(1)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	262
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	36,350
Income tax provision	7,976
Net Income	28,373
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 28,373

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NASDAQ OMX Tallinn AS
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	0
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		0
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		0
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		2,044
Accumulated Other Comprehensive Income/(Loss)		(2,025)
Retained earnings		(20)
Total stockholders' equity		0
Noncontrolling interests		0
Total Equity		0
Total liabilities and equity	$	0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NASDAQ OMX Tallinn AS
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Nord Pool AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	15
Accumulated Other Comprehensive Income/(Loss)	(13)
Retained earnings	(2)
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Nord Pool AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	(30)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(30)
Income tax provision	0
Net Income	(30)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (30)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - NOS Clearing ASA
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	41,652
Investments		0
Total Receivables - Net		3
Current Deferred Tax		121
Current Restricted Cash		0
Other Current Assets		1,259
Margin Deposits & Default Fund		0
Total Current Assets		43,035
Total Property and Equipment - Net		139
Goodwill		0
Other Intangibles		1,142
Non Current Deferred Taxes		393
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	44,709
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	900
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		2,120
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		2
Other Current Liabilities		(117)
Total current liabilities		2,905
Total Long Term Debt		0
Non Current Deferred Tax Liability		320
Non-current deferred revenue		0
Other liabilities		433
Total Liabilities		3,657
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		39,298
Accumulated Other Comprehensive Income/(Loss)		(819)
Retained earnings		2,573
Total stockholders' equity		41,052
Noncontrolling interests		0
Total Equity		41,052
Total liabilities and equity	$	44,709

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - NOS Clearing ASA
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 8,732
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	8,732
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	8,732
Operating Expenses	
Compensation and Benefits	4,312
Marketing and Advertising	62
Depreciation and amortization	358
Professional and contract services	1,431
Computer operations and data communications	1,643
Occupancy	768
Regulatory	102
General, administrative and other	987
Merger expenses	992
Total operating expenses	10,654
Operating Income	(1,923)
Interest income	1,245
Interest expense	(793)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(1,470)
Income tax provision	(407)
Net Income	(1,063)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (1,063)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	(490,964)
Investments		0
Total Receivables - Net		140,087
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		16,072
Margin Deposits & Default Fund		0
Total Current Assets		(334,806)
Total Property and Equipment - Net		774
Goodwill		4,370
Other Intangibles		0
Non Current Deferred Taxes		1,899
Long Term Restricted Cash		0
Other Long Term Assets		(3,138,834)
Total Assets	$	(3,466,597)
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	6,902
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		3,284
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		223
Other Current Liabilities		506,532
Total current liabilities		516,941
Total Long Term Debt		0
Non Current Deferred Tax Liability		2
Non-current deferred revenue		0
Other liabilities		4,792
Total Liabilities		521,735
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		15
Additional Paid in Capital		(4,189,844)
Accumulated Other Comprehensive Income/(Loss)		219,377
Retained earnings		(17,880)
Total stockholders' equity		(3,988,332)
Noncontrolling interests		0
Total Equity		(3,988,332)
Total liabilities and equity	$	(3,466,597)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	19,477
Total Revenues	19,477
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	19,477
Operating Expenses	
Compensation and Benefits	9,303
Marketing and Advertising	286
Depreciation and amortization	1,078
Professional and contract services	3,798
Computer operations and data communications	235
Occupancy	11,025
Regulatory	0
General, administrative and other	971
Merger expenses	682
Total operating expenses	27,379
Operating Income	(7,902)
Interest income	267
Interest expense	(14,350)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	17
Income from unconsolidated investees, net	(1,531)
Impairment Loss	0
FX Operating	0
Income before income taxes	(23,499)
Income tax provision	(4,585)
Net Income	(18,914)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (18,914)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Capital Insurance AG
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	108,136
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		108,136
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	108,136
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	956
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		12,485
Total current liabilities		13,441
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		13,441
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		151,611
Accumulated Other Comprehensive Income/(Loss)		(15,551)
Retained earnings		(41,366)
Total stockholders' equity		94,695
Noncontrolling interests		0
Total Equity		94,695
Total liabilities and equity	$	108,136

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Capital Insurance AG
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	818
Total Revenues	818
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	818
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	231
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	318
Merger expenses	0
Total operating expenses	549
Operating Income	269
Interest income	816
Interest expense	(26)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	37
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	2
Income before income taxes	1,099
Income tax provision	(4,914)
Net Income	6,013
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 6,013

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 1,220
Investments	0
Total Receivables - Net	86
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1,939
Margin Deposits & Default Fund	0
Total Current Assets	3,245
Total Property and Equipment - Net	349
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	10
Total Assets	$ 3,604
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 299
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	782
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	66
Total current liabilities	1,147
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	1,147
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,470
Accumulated Other Comprehensive Income/(Loss)	60
Retained earnings	927
Total stockholders' equity	2,457
Noncontrolling interests	0
Total Equity	2,457
Total liabilities and equity	$ 3,604

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	7,476
Total Revenues	7,476
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	7,476
Operating Expenses	
Compensation and Benefits	4,744
Marketing and Advertising	61
Depreciation and amortization	8
Professional and contract services	269
Computer operations and data communications	12
Occupancy	816
Regulatory	0
General, administrative and other	651
Merger expenses	409
Total operating expenses	6,969
Operating Income	508
Interest income	1
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	508
Income tax provision	83
Net Income	425
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 425

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands BV
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	11
Investments		0
Total Receivables - Net		1
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		13
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		(5,857)
Total Assets	$	(5,844)
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	332
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		0
Total current liabilities		332
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		332
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		(0)
Additional Paid in Capital		(4,620)
Accumulated Other Comprehensive Income/(Loss)		(1,312)
Retained earnings		(243)
Total stockholders' equity		(6,176)
Noncontrolling interests		0
Total Equity		(6,176)
Total liabilities and equity	$	(5,844)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Netherlands BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	16
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	13
Computer operations and data communications	0
Occupancy	9
Regulatory	0
General, administrative and other	(1)
Merger expenses	0
Total operating expenses	37
Operating Income	(37)
Interest income	0
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(37)
Income tax provision	0
Net Income	(37)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (37)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 44
Investments	0
Total Receivables - Net	3,291
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	520
Margin Deposits & Default Fund	0
Total Current Assets	3,855
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	149,068
Total Assets	$ 152,924
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 6
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	37,346
Total current liabilities	37,351
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	12,347
Total Liabilities	49,699
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	24
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	76,112
Retained earnings	31,884
Total stockholders' equity	103,225
Noncontrolling interests	0
Total Equity	103,225
Total liabilities and equity	$ 152,924

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Netherlands Holding BV
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	16
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	33
Computer operations and data communications	0
Occupancy	9
Regulatory	0
General, administrative and other	(259)
Merger expenses	(7,902)
Total operating expenses	(8,104)
Operating Income	8,104
Interest income	8
Interest expense	(824)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	7,289
Income tax provision	0
Net Income	7,289
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 7,289

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	3,199
Investments		0
Total Receivables - Net		4,375
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		673
Margin Deposits & Default Fund		0
Total Current Assets		8,247
Total Property and Equipment - Net		1,522
Goodwill		11,846
Other Intangibles		3,596
Non Current Deferred Taxes		861
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	26,072
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	625
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		3,718
Deferred Revenue		1,356
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		11,985
Total current liabilities		17,684
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		17,684
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,694
Accumulated Other Comprehensive Income/(Loss)		(695)
Retained earnings		7,390
Total stockholders' equity		8,389
Noncontrolling interests		0
Total Equity		8,389
Total liabilities and equity	$	26,072

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	2,708
Market Technology Revenues	0
Other Revenues	19,319
Total Revenues	22,026
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	22,026
Operating Expenses	
Compensation and Benefits	15,221
Marketing and Advertising	54
Depreciation and amortization	623
Professional and contract services	1,115
Computer operations and data communications	558
Occupancy	1,932
Regulatory	0
General, administrative and other	1,305
Merger expenses	263
Total operating expenses	21,070
Operating Income	956
Interest income	142
Interest expense	(106)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	992
Income tax provision	213
Net Income	779
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 779

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 18,717
Investments	0
Total Receivables - Net	58,182
Current Deferred Tax	(574)
Current Restricted Cash	0
Other Current Assets	64,381
Margin Deposits & Default Fund	0
Total Current Assets	140,705
Total Property and Equipment - Net	48,832
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	12,360
Long Term Restricted Cash	0
Other Long Term Assets	189,226
Total Assets	$ 391,124
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 7,995
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	14,848
Deferred Revenue	44,492
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	7,643
Other Current Liabilities	26,691
Total current liabilities	101,669
Total Long Term Debt	0
Non Current Deferred Tax Liability	(63)
Non-current deferred revenue	70,497
Other liabilities	308
Total Liabilities	172,411
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	35,316
Retained earnings	100,612
Total stockholders' equity	218,714
Noncontrolling interests	0
Total Equity	218,714
Total liabilities and equity	$ 391,124

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ (12)
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	179,683
Other Revenues	8,964
Total Revenues	188,635
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	188,635
Operating Expenses	
Compensation and Benefits	49,182
Marketing and Advertising	687
Depreciation and amortization	13,801
Professional and contract services	46,076
Computer operations and data communications	16,330
Occupancy	9,822
Regulatory	0
General, administrative and other	20,838
Merger expenses	828
Total operating expenses	157,564
Operating Income	31,071
Interest income	259
Interest expense	(253)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	148
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	31,225
Income tax provision	8,522
Net Income	22,703
Net (income) expense attributable to noncontrolling interests	(0)
Net income attributable to Company	$ 22,702

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 603
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	798
Margin Deposits & Default Fund	0
Total Current Assets	1,401
Total Property and Equipment - Net	58
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	5
Total Assets	$ 1,464
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 78
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	203
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(21)
Total current liabilities	260
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	260
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	703
Accumulated Other Comprehensive Income/(Loss)	(56)
Retained earnings	557
Total stockholders' equity	1,204
Noncontrolling interests	0
Total Equity	1,204
Total liabilities and equity	$ 1,464

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	1,703
Total Revenues	1,703
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,703
Operating Expenses	
Compensation and Benefits	1,271
Marketing and Advertising	0
Depreciation and amortization	36
Professional and contract services	43
Computer operations and data communications	122
Occupancy	183
Regulatory	0
General, administrative and other	52
Merger expenses	0
Total operating expenses	1,708
Operating Income	(4)
Interest income	8
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	4
Income tax provision	5
Net Income	(1)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (1)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Energy Systems AS
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	447
Investments		0
Total Receivables - Net		284
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		15,177
Margin Deposits & Default Fund		0
Total Current Assets		15,908
Total Property and Equipment - Net		99
Goodwill		0
Other Intangibles		357
Non Current Deferred Taxes		(2,345)
Long Term Restricted Cash		0
Other Long Term Assets		765
Total Assets	$	14,784
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	381
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		273
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		1,235
Other Current Liabilities		33
Total current liabilities		1,922
Total Long Term Debt		0
Non Current Deferred Tax Liability		256
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		2,178
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		5,622
Accumulated Other Comprehensive Income/(Loss)		(2,396)
Retained earnings		9,380
Total stockholders' equity		12,606
Noncontrolling interests		0
Total Equity		12,606
Total liabilities and equity	$	14,784

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Energy Systems AS
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	34
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		1,898
Total Revenues		1,932
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		1,932
Operating Expenses		
Compensation and Benefits		(284)
Marketing and Advertising		9
Depreciation and amortization		126
Professional and contract services		457
Computer operations and data communications		51
Occupancy		142
Regulatory		0
General, administrative and other		67
Merger expenses		0
Total operating expenses		566
Operating Income		1,366
Interest income		233
Interest expense		(0)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		(9)
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		1,590
Income tax provision		442
Net Income		1,148
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	1,148

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (Ireland) Ltd.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	169
Investments		0
Total Receivables - Net		21
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		769
Margin Deposits & Default Fund		0
Total Current Assets		960
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	960
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	50
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		523
Total current liabilities		573
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		573
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		1,257
Accumulated Other Comprehensive Income/(Loss)		(576)
Retained earnings		(295)
Total stockholders' equity		386
Noncontrolling interests		0
Total Equity		386
Total liabilities and equity	$	960

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology (Ireland) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Italy Srl
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	450
Investments		0
Total Receivables - Net		76
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		1,027
Margin Deposits & Default Fund		0
Total Current Assets		1,553
Total Property and Equipment - Net		18
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	1,571
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	20
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		495
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		142
Total current liabilities		657
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		657
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		1
Additional Paid in Capital		149
Accumulated Other Comprehensive Income/(Loss)		(58)
Retained earnings		822
Total stockholders' equity		914
Noncontrolling interests		0
Total Equity		914
Total liabilities and equity	$	1,571

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	1,282
Other Revenues	0
Total Revenues	1,282
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	1,282
Operating Expenses	
Compensation and Benefits	852
Marketing and Advertising	29
Depreciation and amortization	8
Professional and contract services	50
Computer operations and data communications	11
Occupancy	61
Regulatory	0
General, administrative and other	128
Merger expenses	0
Total operating expenses	1,139
Operating Income	143
Interest income	11
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	154
Income tax provision	73
Net Income	81
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 81

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Japan Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	379
Investments		0
Total Receivables - Net		32
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		651
Margin Deposits & Default Fund		0
Total Current Assets		1,063
Total Property and Equipment - Net		3
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	1,066
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	37
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		295
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(23)
Total current liabilities		309
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		309
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		841
Accumulated Other Comprehensive Income/(Loss)		(149)
Retained earnings		65
Total stockholders' equity		757
Noncontrolling interests		0
Total Equity		757
Total liabilities and equity	$	1,066

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Japan Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	2,012
Total Revenues	2,012
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	2,012
Operating Expenses	
Compensation and Benefits	1,591
Marketing and Advertising	54
Depreciation and amortization	2
Professional and contract services	42
Computer operations and data communications	2
Occupancy	285
Regulatory	0
General, administrative and other	111
Merger expenses	0
Total operating expenses	2,086
Operating Income	(74)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(74)
Income tax provision	1
Net Income	(75)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (75)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 86
Investments	0
Total Receivables - Net	2
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	4,616
Margin Deposits & Default Fund	0
Total Current Assets	4,705
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 4,705
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 86
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	8
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(1)
Total current liabilities	92
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	92
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(26,407)
Accumulated Other Comprehensive Income/(Loss)	12,939
Retained earnings	18,081
Total stockholders' equity	4,612
Noncontrolling interests	0
Total Equity	4,612
Total liabilities and equity	$ 4,705

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	13
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	13
Income tax provision	0
Net Income	13
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 13

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Technology (UK) Ltd.
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		0
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		0
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		(35,486)
Total Assets	$	(35,486)
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	2
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		692
Total current liabilities		694
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		694
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		(29,000)
Accumulated Other Comprehensive Income/(Loss)		(24,090)
Retained earnings		16,910
Total stockholders' equity		(36,180)
Noncontrolling interests		0
Total Equity		(36,180)
Total liabilities and equity	$	(35,486)

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Technology (UK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	202,458
Investments		20,619
Total Receivables - Net		6,109
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		184,193
Margin Deposits & Default Fund		0
Total Current Assets		413,380
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		(13)
Long Term Restricted Cash		0
Other Long Term Assets		926,249
Total Assets	$	1,339,616
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	9,463
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		376
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		32
Other Current Liabilities		267,639
Total current liabilities		277,511
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		58
Total Liabilities		277,569
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		968,173
Accumulated Other Comprehensive Income/(Loss)		18,845
Retained earnings		75,029
Total stockholders' equity		1,062,047
Noncontrolling interests		0
Total Equity		1,062,047
Total liabilities and equity	$	1,339,616

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	372
Total Revenues	372
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	372
Operating Expenses	
Compensation and Benefits	1,403
Marketing and Advertising	4
Depreciation and amortization	0
Professional and contract services	465
Computer operations and data communications	261
Occupancy	100
Regulatory	0
General, administrative and other	537
Merger expenses	495
Total operating expenses	3,265
Operating Income	(2,893)
Interest income	12,976
Interest expense	(7,627)
Gain (loss) on sale of strategic initiatives	8,323
Dividend and investment income	(196)
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	9
Income before income taxes	10,592
Income tax provision	1,928
Net Income	8,664
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 8,664

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ (2)
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	682,041
Margin Deposits & Default Fund	0
Total Current Assets	682,038
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	5,253
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 687,291
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 29,849
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	29
Total current liabilities	29,878
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	29,878
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	700,090
Accumulated Other Comprehensive Income/(Loss)	(76,694)
Retained earnings	34,017
Total stockholders' equity	657,412
Noncontrolling interests	0
Total Equity	657,412
Total liabilities and equity	$ 687,291

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	3
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(544)
Merger expenses	0
Total operating expenses	(541)
Operating Income	541
Interest income	17,465
Interest expense	(4)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	18,002
Income tax provision	3,821
Net Income	14,180
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 14,180

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ (531)
Investments	0
Total Receivables - Net	132
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	1
Margin Deposits & Default Fund	0
Total Current Assets	(398)
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	2
Long Term Restricted Cash	0
Other Long Term Assets	700,073
Total Assets	$ 699,677
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 3
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(1)
Total current liabilities	2
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	2
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	14
Retained earnings	27
Total stockholders' equity	699,675
Noncontrolling interests	0
Total Equity	699,675
Total liabilities and equity	$ 699,677

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - OMX Treasury Euro Holding AB
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		3
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		0
Merger expenses		0
Total operating expenses		3
Operating Income		(3)
Interest income		0
Interest expense		(7)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		(11)
Income tax provision		(2)
Net Income		(8)
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	(8)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Quietus Advice K & W nr 505 AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 0
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	(15)
Additional Paid in Capital	14
Accumulated Other Comprehensive Income/(Loss)	4
Retained earnings	(3)
Total stockholders' equity	0
Noncontrolling interests	0
Total Equity	0
Total liabilities and equity	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Quietus Advice K & W nr 505 AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	0
Income tax provision	0
Net Income	0
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 0

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	5,411
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	5,411
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 5,411
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 3,751
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	45
Deferred Revenue	22
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	(2)
Total current liabilities	3,816
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	3,816
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	38
Retained earnings	1,557
Total stockholders' equity	1,596
Noncontrolling interests	0
Total Equity	1,596
Total liabilities and equity	$ 5,411

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	635
Market Technology Revenues	0
Other Revenues	159
Total Revenues	795
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	795
Operating Expenses	
Compensation and Benefits	190
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	294
Computer operations and data communications	0
Occupancy	12
Regulatory	0
General, administrative and other	(3)
Merger expenses	0
Total operating expenses	493
Operating Income	301
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	301
Income tax provision	6
Net Income	295
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 295

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS (Asia) Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	848
Investments		0
Total Receivables - Net		2,170
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		(12)
Margin Deposits & Default Fund		0
Total Current Assets		3,006
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		204
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	3,210
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	0
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		396
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		1,063
Total current liabilities		1,459
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		1,459
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		314
Accumulated Other Comprehensive Income/(Loss)		(121)
Retained earnings		1,558
Total stockholders' equity		1,751
Noncontrolling interests		0
Total Equity		1,751
Total liabilities and equity	$	3,210

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS (Asia) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	4,335
Other Revenues	0
Total Revenues	4,335
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	4,335
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	3,830
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(353)
Merger expenses	0
Total operating expenses	3,477
Operating Income	858
Interest income	2
Interest expense	(40)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	820
Income tax provision	138
Net Income	682
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 682

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	3,610
Investments		0
Total Receivables - Net		6,739
Current Deferred Tax		0
Current Restricted Cash		0
Other Current Assets		12,004
Margin Deposits & Default Fund		0
Total Current Assets		22,353
Total Property and Equipment - Net		3,378
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		23
Long Term Restricted Cash		0
Other Long Term Assets		0
Total Assets	$	25,754
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	2,236
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		1,198
Deferred Revenue		606
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		3,844
Total current liabilities		7,883
Total Long Term Debt		0
Non Current Deferred Tax Liability		174
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		8,057
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		2,487
Accumulated Other Comprehensive Income/(Loss)		(1,864)
Retained earnings		17,073
Total stockholders' equity		17,697
Noncontrolling interests		0
Total Equity		17,697
Total liabilities and equity	$	25,754

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	28,288
Other Revenues	52
Total Revenues	28,340
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	28,340
Operating Expenses	
Compensation and Benefits	5,768
Marketing and Advertising	3
Depreciation and amortization	693
Professional and contract services	1,785
Computer operations and data communications	5,577
Occupancy	419
Regulatory	0
General, administrative and other	(530)
Merger expenses	16
Total operating expenses	13,731
Operating Income	14,609
Interest income	121
Interest expense	(104)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	280
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	14,906
Income tax provision	4,278
Net Income	10,628
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 10,628

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 2
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	2
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 2
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	24
Total current liabilities	24
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	24
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	300
Accumulated Other Comprehensive Income/(Loss)	3
Retained earnings	(324)
Total stockholders' equity	(21)
Noncontrolling interests	0
Total Equity	(21)
Total liabilities and equity	$ 2

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Group Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	152
Total Revenues	152
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	152
Operating Expenses	
Compensation and Benefits	120
Marketing and Advertising	1
Depreciation and amortization	32
Professional and contract services	53
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	(77)
Merger expenses	0
Total operating expenses	129
Operating Income	23
Interest income	2
Interest expense	(0)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	24
Income tax provision	0
Net Income	24
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 24

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

		Year Ended December 31, 2013
Assets		
Current Assets:		
Cash & Equivalents	$	0
Investments		0
Total Receivables - Net		1
Current Deferred Tax		2
Current Restricted Cash		0
Other Current Assets		0
Margin Deposits & Default Fund		0
Total Current Assets		3
Total Property and Equipment - Net		0
Goodwill		0
Other Intangibles		0
Non Current Deferred Taxes		0
Long Term Restricted Cash		0
Other Long Term Assets		9,814
Total Assets	$	9,817
Liabilities and equity		
Current liabilities:		
Total AP and Accrued Expenses	$	257
SEC 31a Payable to the SEC		0
Accrued Personnel Costs		0
Deferred Revenue		0
Current Portion of Long Term Debt		0
Current Deferred Tax Liability		0
Other Current Liabilities		(347)
Total current liabilities		(91)
Total Long Term Debt		0
Non Current Deferred Tax Liability		0
Non-current deferred revenue		0
Other liabilities		0
Total Liabilities		(91)
Commitments and contingencies		
EQUITY		
Common Stock in Treasury Total		0
Common Stock Total		0
Additional Paid in Capital		10,316
Accumulated Other Comprehensive Income/(Loss)		(225)
Retained earnings		(182)
Total stockholders' equity		9,908
Noncontrolling interests		0
Total Equity		9,908
Total liabilities and equity	$	9,817

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Group Holdings Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	7
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	7
Operating Income	(7)
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(7)
Income tax provision	0
Net Income	(7)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (7)

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 2,439
Investments	0
Total Receivables - Net	1,002
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	2,190
Margin Deposits & Default Fund	0
Total Current Assets	5,631
Total Property and Equipment - Net	6,029
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	1,467
Long Term Restricted Cash	0
Other Long Term Assets	613
Total Assets	$ 13,741
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,266
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	1,823
Deferred Revenue	3,016
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	3,001
Total current liabilities	9,106
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	9,106
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	(494)
Retained earnings	3,762
Total stockholders' equity	4,635
Noncontrolling interests	0
Total Equity	4,635
Total liabilities and equity	$ 13,741

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	7,404
Other Revenues	4,306
Total Revenues	11,710
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	11,710
Operating Expenses	
Compensation and Benefits	6,486
Marketing and Advertising	4
Depreciation and amortization	1,184
Professional and contract services	1,207
Computer operations and data communications	676
Occupancy	791
Regulatory	0
General, administrative and other	2,084
Merger expenses	8
Total operating expenses	12,442
Operating Income	(731)
Interest income	30
Interest expense	(138)
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	0
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	(840)
Income tax provision	(393)
Net Income	(447)
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ (447)

Note: TOM Broker B.V is not a fully owned entity - indirect ownership through TOM Holding N.V. and therefore not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - European Central Counterparty N.V

Note: TOM B.V is not a fully owned entity - indirect ownership through TOM Holding N.V. and therefore not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Financial Statements - European Central Counterparty N.V

Note: TOM Holding N.V is not a fully owned entity and therefore not included.

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Verdbrefaskraning Islands hf
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 3,540
Investments	0
Total Receivables - Net	583
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	3,171
Margin Deposits & Default Fund	0
Total Current Assets	7,294
Total Property and Equipment - Net	10
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(1)
Long Term Restricted Cash	0
Other Long Term Assets	0
Total Assets	$ 7,303
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 1,973
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	107
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	7
Other Current Liabilities	552
Total current liabilities	2,640
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	2,640
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	4,631
Accumulated Other Comprehensive Income/(Loss)	(2,169)
Retained earnings	2,201
Total stockholders' equity	4,662
Noncontrolling interests	0
Total Equity	4,662
Total liabilities and equity	$ 7,303

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Verdbrefaskraning Islands hf
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	4,765
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		15
Total Revenues		4,780
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		4,780
Operating Expenses		
Compensation and Benefits		931
Marketing and Advertising		3
Depreciation and amortization		6
Professional and contract services		258
Computer operations and data communications		309
Occupancy		111
Regulatory		31
General, administrative and other		884
Merger expenses		0
Total operating expenses		2,532
Operating Income		2,248
Interest income		284
Interest expense		(2)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		0
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		2,531
Income tax provision		540
Net Income		1,990
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	1,990

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Zoom Vision Mamato AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	(30)
Long Term Restricted Cash	0
Other Long Term Assets	42
Total Assets	$ 12
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	(0)
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	(136)
Accumulated Other Comprehensive Income/(Loss)	(38)
Retained earnings	186
Total stockholders' equity	12
Noncontrolling interests	0
Total Equity	12
Total liabilities and equity	$ 12

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Zoom Vision Mamato AB
(in thousands, unaudited)

	Year Ended December 31, 2013
Revenues	
Market Services Revenues	$ 0
Global Listing Services	0
Global Information Services	0
Corporate Solutions	0
Market Technology Revenues	0
Other Revenues	0
Total Revenues	0
Cost of revenues	
Transaction rebates	0
Brokerage, Clearance and Exchange Fees	0
Total Cost of Revenues	0
Revenues less transaction rebates, brokerage, clearance and exchange fees	0
Operating Expenses	
Compensation and Benefits	0
Marketing and Advertising	0
Depreciation and amortization	0
Professional and contract services	0
Computer operations and data communications	0
Occupancy	0
Regulatory	0
General, administrative and other	0
Merger expenses	0
Total operating expenses	0
Operating Income	0
Interest income	0
Interest expense	0
Gain (loss) on sale of strategic initiatives	0
Dividend and investment income	25
Income from unconsolidated investees, net	0
Impairment Loss	0
FX Operating	0
Income before income taxes	25
Income tax provision	0
Net Income	25
Net (income) expense attributable to noncontrolling interests	0
Net income attributable to Company	$ 25

The NASDAQ OMX Group, Inc.
Unconsolidated Balance Sheet - Zoom Vision Mamato ApS
(in thousands, unaudited)

	Year Ended December 31, 2013
Assets	
Current Assets:	
Cash & Equivalents	$ 0
Investments	0
Total Receivables - Net	0
Current Deferred Tax	0
Current Restricted Cash	0
Other Current Assets	0
Margin Deposits & Default Fund	0
Total Current Assets	0
Total Property and Equipment - Net	0
Goodwill	0
Other Intangibles	0
Non Current Deferred Taxes	0
Long Term Restricted Cash	0
Other Long Term Assets	243
Total Assets	$ 243
Liabilities and equity	
Current liabilities:	
Total AP and Accrued Expenses	$ 0
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	0
Deferred Revenue	0
Current Portion of Long Term Debt	0
Current Deferred Tax Liability	0
Other Current Liabilities	0
Total current liabilities	0
Total Long Term Debt	0
Non Current Deferred Tax Liability	0
Non-current deferred revenue	0
Other liabilities	0
Total Liabilities	0
Commitments and contingencies	
EQUITY	
Common Stock in Treasury Total	0
Common Stock Total	0
Additional Paid in Capital	295
Accumulated Other Comprehensive Income/(Loss)	184
Retained earnings	(236)
Total stockholders' equity	243
Noncontrolling interests	0
Total Equity	243
Total liabilities and equity	$ 243

The NASDAQ OMX Group, Inc.
Unconsolidated Statement of Income - Zoom Vision Mamato ApS
(in thousands, unaudited)

		Year Ended December 31, 2013
Revenues		
Market Services Revenues	$	0
Global Listing Services		0
Global Information Services		0
Corporate Solutions		0
Market Technology Revenues		0
Other Revenues		0
Total Revenues		0
Cost of revenues		
Transaction rebates		0
Brokerage, Clearance and Exchange Fees		0
Total Cost of Revenues		0
Revenues less transaction rebates, brokerage, clearance and exchange fees		0
Operating Expenses		
Compensation and Benefits		0
Marketing and Advertising		0
Depreciation and amortization		0
Professional and contract services		0
Computer operations and data communications		0
Occupancy		0
Regulatory		0
General, administrative and other		(1)
Merger expenses		0
Total operating expenses		(1)
Operating Income		1
Interest income		0
Interest expense		(0)
Gain (loss) on sale of strategic initiatives		0
Dividend and investment income		48
Income from unconsolidated investees, net		0
Impairment Loss		0
FX Operating		0
Income before income taxes		49
Income tax provision		0
Net Income		49
Net (income) expense attributable to noncontrolling interests		0
Net income attributable to Company	$	49

NASDAQ OMX PHLX LLC

FORM 1 - Amendment of June 27, 2014

EXHIBIT I

CONSOLIDATED FINANCIAL STATEMENTS

NASDAQ OMX PHLX LLC and Subsidiaries
Year Ended December 31, 2013
With Report of Independent Auditors

Ernst & Young LLP





Building a better
working world

NASDAQ OMX PHLX LLC and Subsidiaries

Consolidated Financial Statements

Year Ended December 31, 2013

Contents



EY
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Report of Independent Auditors

The Board of Directors and Member
NASDAQ OMX PHLX LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of NASDAQ OMX PHLX LLC and subsidiaries, which comprise the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of income, comprehensive income, changes in member's equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NASDAQ OMX PHLX LLC and subsidiaries at December 31, 2013, and the consolidated results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 27, 2014

1406-1277512

NASDAQ OMX PHLX LLC and Subsidiaries

Consolidated Balance Sheet

December 31, 2013
(In Thousands)

Assets	
Current assets:	
Cash and cash equivalents	$ 18
Receivables, net of reserve for uncollectible accounts	25,001
Tax receivable	10,867
Deferred tax assets	4,251
Other current assets	765
Total current assets	40,902
Long-term assets:	
Property and equipment, net	22,038
Non–current deferred tax assets	16,706
Goodwill	503,610
Intangible assets, net	297,057
Other assets	957
Total long-term assets	840,368
Total assets	$ 881,270
Liabilities and member's equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 2,336
Accrued personnel costs	4,447
Payable to affiliated companies, net	412,404
Current portion of accrued retirement obligation	1,566
Section 31 fees payable to the SEC	8,226
Current deferred tax liability	4,860
Other accrued liabilities	11,949
Total current liabilities	445,788
Long-term liabilities:	
Non-current deferred tax liability	125,235
Accrued retirement obligation	29,999
Other liabilities	9,767
Total long-term liabilities	165,001
Total liabilities	610,789
Member's equity	
Total member's equity	270,481
Total liabilities and member's equity	$ 881,270

See accompanying notes to these consolidated financial statements.

NASDAQ OMX PHLX LLC and Subsidiaries

Consolidated Statement of Income

Year Ended December 31, 2013
(In Thousands)

Revenues:	
Transaction services	$ 284,607
Access services	21,723
Market data	21,013
Other revenue	1,252
Total revenues	328,595
Cost of revenues:	
Transaction rebates	(132,889)
Brokerage, clearance, and exchange fees	(34,073)
Total cost of revenues	(166,962)
Revenues less transaction rebates, brokerage, clearance, and exchange fees	161,633
Operating expenses:	
Compensation and benefits	14,628
Depreciation and amortization	12,919
Regulatory	2,990
Occupancy	1,176
Computer operations and data communications	1,044
Professional and contract services	591
Marketing	589
General, administration, and other	12,041
Total operating expenses	45,978
Operating income	115,655
Interest income	1
Net income before income tax expense	115,656
Provision for income taxes	(46,530)
Net income	$ 69,126

See accompanying notes to these consolidated financial statements.

NASDAQ OMX PHLX LLC and Subsidiaries

Consolidated Statement of Comprehensive Income

Year Ended December 31, 2013
(In Thousands)

Net income:	$ 69,126
Other comprehensive income:	
Employee benefit plans:	
Employee benefit plan adjustment gains	7,499
Income tax expense	(3,088)
Total other comprehensive income, net of tax	4,411
Comprehensive income	$ 73,537

See accompanying notes to these consolidated financial statements.

NASDAQ OMX PHLX LLC and Subsidiaries

Consolidated Statement of Changes in Member's Equity

Year Ended December 31, 2013
(In Thousands)

	Accumulated Other Comprehensive Loss, Net	Retained Earnings	Member's Equity	Total Member's Equity
Balance at January 1, 2013	$ (12,890)	$ 81,134	$ 128,700	$ 196,944
Net income	–	69,126	–	69,126
Change in other comprehensive loss, employee benefit plan adjustments, net of taxes of $3,088	4,411	–	–	4,411
Balance at December 31, 2013	$ (8,479)	$ 150,260	$ 128,700	$ 270,481

See accompanying notes to these consolidated financial statements.

NASDAQ OMX PHLX LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended December 31, 2013
(In Thousands)

Cash flows from operating activities		
Net income	$	69,126
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		12,919
Loss on disposal of fixed assets		129
Deferred taxes, net		(1,432)
Net change in operating assets and liabilities:		
Receivables, net of reserve for uncollectible accounts		6,885
Other current assets and other assets		645
Accounts payable and accrued expenses		(701)
Section 31 fees payable to the SEC		(7,021)
Payables to affiliated companies, net		(78,539)
Accrued personnel costs		400
Accrued retirement obligation		407
Other liabilities		1,975
Net cash provided by operating activities		4,793
Cash flows from investing activities		
Purchases of property and equipment		(4,785)
Net cash used in investing activities		(4,785)
Net change in cash and cash equivalents		8
Cash and cash equivalents at beginning of period		10
Cash and cash equivalents at end of period	$	18

See accompanying notes to these consolidated financial statements.

1. Organization and Operations

NASDAQ OMX PHLX LLC (the "Exchange" or "PHLX"), formerly known as NASDAQ OMX PHLX, Inc. and the Philadelphia Stock Exchange, Inc., is a registered national securities exchange in the United States ("U.S.") owned and operated by The NASDAQ OMX Group, Inc. ("NASDAQ OMX" or the "Parent"). The Exchange provides facilities for the trading of equity option, index option, and foreign currency option products for its members. In addition, the Exchange operates PSX, a cash equities market.

The Exchange's wholly owned subsidiaries include the Stock Clearing Corporation of Philadelphia ("SCCP") and NASDAQ OMX Futures, Inc ("NQF") (formerly the Philadelphia Board of Trade, Inc.). Pursuant to a 1997 Securities and Exchange Commission ("SEC") order, the Exchange, SCCP, National Securities Clearing Corporation ("NSCC"), and Depository Trust Company ("DTC") entered into an agreement whereby SCCP provided limited clearing services for its participants. SCCP's limited clearing services were facilitated through an omnibus account with the NSCC and did not include the maintenance or offering of continuous net settlement accounts for its participants. SCCP ceased clearing operations on December 31, 2008. The Exchange and SCCP are subject to regulatory oversight by the SEC. SCCP is currently an inactive entity.

NQF is subject to regulatory oversight by the Commodity Futures Trading Commission ("CFTC"), an independent agency with the mandate to regulate commodity futures and options markets in the U.S. NQF operated as a designated contract market, which allows NQF to list and trade various futures contracts.

Basis of Presentation

The consolidated financial statements, which include the accounts of PHLX and its wholly owned subsidiaries, are prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation. The Exchange's significant accounting policies are as follows.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in banks and all non-restricted highly liquid investments with original maturities of three months or less at the time of purchase. Cash equivalents are carried at cost plus accrued interest, which approximates fair value due to the short term maturities of these investments. At December 31, 2013, the Exchange held no cash equivalents.

Revenue Recognition

Transaction Services

Cash Equity Trading: Cash equity trading revenues are variable, based on individual customer share volumes, and recognized as transactions occur. We charge transaction fees for executing cash equity trades in NASDAQ-listed and other listed securities on PSX as well as on orders that are routed to other market venues for execution.

We record execution revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues. Nasdaq Execution Services, LLC, an SEC registered broker-dealer and wholly owned subsidiary of NASDAQ OMX, operates as PSX's routing broker-dealer for sending orders to other venues for execution in accordance with member order instructions and requirements. Cash equity trading revenues are recorded within transaction services on the Consolidated Statement of Income.

We credit a portion of the per share execution charge to the market participant that provides the liquidity and record these credits as transaction rebates on the Consolidated Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in accounts payable and accrued expenses on the Consolidated Balance Sheet. Transaction rebates related to cash equity trading were $29.5 million for the year ended December 31, 2013.

2. Summary of Significant Accounting Policies (continued)

Also, we pay Section 31 fees to the SEC for supervision and regulation of securities markets. For equities, the fees are billed on a settlement date basis and collected by the NSCC. We pass these costs along to our customers through our cash equity trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on the PSX platform and we recognize these amounts in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in Payable to affiliated companies, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded within Section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on our revenues less transaction rebates, brokerage, clearance and exchange fees.

Derivative Trading: Derivative trading revenues are variable, based on traded and cleared volumes, and recognized when executed or when contracts are cleared. The principal types of derivative contracts traded on PHLX are equity options and index options. For PHLX, we record derivative trading revenues from transactions on a gross basis in revenues and record related expenses as cost of revenues, as we have certain risk associated with trade execution. Derivative trading revenues are included within transaction services on the Consolidated Statement of Income. For derivative trading, we credit a portion of the per contract transaction charge to the market makers and specialists that execute trades with a specific trading strategy and record these credits as transaction rebates on the Consolidated Statement of Income. PHLX also provides a transaction charge credit to member organizations who send firm business in excess of monthly volume caps. NASDAQ Options Services, LLC, an SEC registered broker-dealer and wholly owned subsidiary of NASDAQ OMX, operates as PHLX's routing broker-dealer for sending exchange-listed option orders from PHLX to other venues for execution in accordance with member order instructions and requirements. These transaction rebates are paid on a monthly basis and the amounts due from equity transaction rebates are included in accounts payable and accrued expenses and the amounts due from options transaction rebates are included as a reduction of receivables, net of reserve for uncollectible accounts on the Consolidated Balance Sheet. Transaction rebates related to derivative trading were $103.4 million for the year ended December 31, 2013.

Also, we pay Section 31 fees to the SEC for supervision and regulation of securities markets. For options, the fees are billed on a settlement date basis and collected by the Options Clearing Corporation ("OCC"). We pass these costs along to our customers through our derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on

2. Summary of Significant Accounting Policies (continued)

the PHLX platform and we recognize this amount in brokerage, clearance, and exchange fees on the Consolidated Statement of Income when incurred. Section 31 fees received are included in Payable to affiliated companies, net on the Consolidated Balance Sheet, at the time of receipt and, as required by law, the amount due to the SEC is remitted semiannually and recorded as Section 31 fees payable to the SEC on the Consolidated Balance Sheet until paid. Since the amount recorded in revenues is equal to the amount recorded in cost of revenues, there is no impact on our revenues less transaction rebates, brokerage, clearance and exchange fees.

As discussed in Note 10, our Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. Under this rule, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform.

Access Services

The Exchange generates revenues by providing market participants with several alternatives for accessing our markets for a fee. The type of connectivity is determined by the level of functionality a customer needs. As a result, access services revenues vary depending on the type of connection provided to customers. Access services revenues primarily includes port fees, trading post rental fees, and trading and permit fees. Access services revenues are recognized on a monthly basis as the service is provided, and are included within access services revenues on the Consolidated Statement of Income.

Market Data

Market data revenues include options security price data revenue and equity market data revenue. Security price data revenue includes distributions from the Exchange's participation in the Options Price Reporting Authority. Market data revenue includes revenues earned from the Exchange's participation in the Consolidated Tape A, Tape B, and Tape C plans, as well as NQF's market data revenue from the sale of the Exchange's data associated with the current and closing index spot values and the settlement values for various indices. Market data revenue is recognized on a monthly basis, and is included within market data revenues on the Consolidated Statement of Income.

2. Summary of Significant Accounting Policies (continued)

Other

Other revenues are primarily composed of regulatory fees, which include fines and examination fees from parties that are members of the Exchange. Other revenues also include revenues associated with the licensing of proprietary index option products. Fines are recognized as they are assessed to the member.

Receivables, Net of Reserve for Uncollectible Accounts

The Exchange's receivables are primarily related to monthly transaction fees and member fees. Receivables are shown net of reserves for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the Exchange's historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), PHLX records a specific provision for bad debts against amounts due to reduce the receivable to the amount PHLX reasonably believes will be collected. Due to changing economic, business and market conditions, management reviews the reserve for bad debts monthly and makes changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against receivables on the Consolidated Balance Sheet was de minimis at December 31, 2013.

Property and Equipment, Net of Accumulated Depreciation

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation of furniture and fixtures is provided using the straight-line method over ten years. Depreciation of acquired software and equipment is provided using the straight-line method over five years. Depreciation of internally developed software is provided using the straight-line method over two to five years. Leasehold improvements are amortized over the lesser of the lease term or ten years.

2. Summary of Significant Accounting Policies (continued)

We also assess potential impairments to our property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Recently Adopted Accounting Pronouncements

For the year ended December 31, 2013, we have not adopted any new accounting pronouncements that had a material impact on our consolidated financial statements. In addition, we have reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements will have a material impact on our financial position or results of our operations.

Goodwill

Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of a business acquired. Goodwill is allocated to our reporting units based on the assignment of the fair values of each reporting unit of the acquired company. We are required to test goodwill for impairment at the reporting unit level annually, or in interim periods if certain events occur indicating that the carrying amount may be impaired. We test for impairment during the fourth quarter of our fiscal year using carrying amounts as of October 1.

In conducting the 2013 annual impairment test for goodwill, we first performed a qualitative assessment to determine whether it was more likely than not that the fair value of a reporting unit was less than the carrying amount as a basis for determining whether it was necessary to perform the two-step quantitative goodwill impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the two-step quantitative test for goodwill impairment is performed for the appropriate reporting units. Otherwise, we conclude that no impairment is indicated and the two-step quantitative test for goodwill impairment is not performed.

2. Summary of Significant Accounting Policies (continued)

We utilized the qualitative assessment option for our annual goodwill impairment test performed for fiscal 2013. In conducting the initial qualitative assessment, we analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, we assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results.

If required, the quantitative goodwill impairment test is a two-step process performed at the reporting unit level. First, the fair value of each reporting unit is compared to its corresponding carrying amount, including goodwill. The fair value of each reporting unit is estimated using a combination of a discounted cash flow valuation, which incorporates assumptions regarding future growth rates, terminal values, and discount rates, as well as a guideline public company valuation, incorporating relevant trading multiples of comparable companies and other factors.

The estimates and assumptions used consider historical performance and are consistent with the assumptions used in determining future profit plans for each reporting unit, which are approved by management. If the first step results in the carrying amount exceeding the fair value of the reporting unit, then a second step must be completed in order to determine the amount of goodwill impairment that should be recorded, if any. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill in a manner similar to a purchase price allocation. The implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for any difference.

No impairment of goodwill was identified for the year ended December 31, 2013. However, events such as economic weakness or unexpected significant declines in operating results of reporting units may result in goodwill impairment charges in the future.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets, Net of Accumulated Amortization

Intangible assets, net of accumulated amortization, primarily include exchange and futures registrations, customer relationships, trade names, and technology. The exchange and futures registrations and trade names have indefinite lives. Intangible assets with finite lives, such as customer relationships and technology, are amortized on a straight-line basis over their average estimated useful lives as follows:

- Customer relationships: 10-30 years
- Technology: 3-5 years

The estimated useful life of customer relationships is determined based on an analysis of the historical attrition rates of customers and an analysis of the legal, regulatory, contractual, competitive, economic, or other factors that limit the useful life of customer relationships.

The estimated useful life of developed and new technology is based on the likely duration of benefits to be derived from the technology. We consider such factors as the migration cycle for re-platforming existing technologies and the development of future generations of technology.

We also give consideration to the pace of the technological changes in the industries in which we sell our products.

For finite-lived intangible assets subject to amortization, impairment is assessed when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. An impairment loss is recognized when the carrying amount of the long-lived asset exceeds its fair value and is not recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

Intangible assets deemed to have indefinite useful lives are not amortized but instead are tested for impairment at least annually and more frequently whenever events or changes in circumstances indicate that the fair value of the asset may be less than its carrying amount. Similar to goodwill impairment testing, we test for impairment of indefinite-lived intangible assets during the fourth quarter of our fiscal year using carrying amounts as of October 1.

2. Summary of Significant Accounting Policies (continued)

In conducting the 2013 annual impairment test for indefinite lived intangible assets, we first performed a qualitative assessment to determine whether it was more likely than not that the fair value of an indefinite-lived intangible asset was less than the carrying amount as a basis for determining whether it was necessary to perform the quantitative impairment test described in ASC 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then the quantitative test for indefinite-lived intangible assets impairment is performed for the appropriate intangible assets. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, an impairment charge is recorded for the difference.

Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ OMX. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns.

The Exchange uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure the Exchange's unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized on the consolidated financial statements. The Exchange's policy is to recognize interest and/or penalties related to income tax matters in provision for income taxes on the Consolidated Statement of Income.

2. Summary of Significant Accounting Policies (continued)

Share-Based Compensation

The Exchange is part of a share-based compensation program that provides NASDAQ OMX's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to the Exchange from the Parent. Accounting for share-based compensation requires the measurement and recognition of compensation expense for all equity awards based on estimated fair values. PHLX recognizes compensation expense for equity awards on a straight-line basis over the requisite service period of the award.

Pension Plan and Postretirement Benefit Plan

The Exchange administers a defined benefit pension plan and a postretirement benefit plan covering substantially all employees. The defined benefits are based primarily on years of service and employee's average pay over the employee's career with the Exchange. The Exchange accounts for these plans under ASC 715, *Compensation-Retirement Benefits.*

3. Goodwill and Intangible Assets

Goodwill

On July 24, 2008, NASDAQ OMX completed the acquisition of PHLX. NASDAQ OMX's cost to acquire PHLX of approximately $707.5 million ($652.0 million cash paid plus approximately $11.8 million of direct acquisition costs and $43.7 million of working capital adjustments) was subject to certain post-closing adjustments.

PHLX utilized the qualitative assessment option for its annual goodwill impairment test performed for fiscal 2013. In conducting the initial qualitative assessment, PHLX analyzed actual and projected growth trends, as well as historical performance versus plan and the results of prior quantitative tests performed. Additionally, PHLX assessed critical areas that may impact the business, including macroeconomic conditions and the related impact, market related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. At December 31, 2013, goodwill relating to the acquisition was $503.6 million. There were no changes to goodwill during the year ended December 31, 2013.

3. Goodwill and Intangible Assets (continued)

The Exchange completed the required annual impairment test, which determined that goodwill was not impaired for the year ended December 31, 2013. However, events such as economic weakness and unexpected significant declines in operating results may result in goodwill impairment charges in the future. A significant impairment charge in the future could have a material adverse effect on our operating results.

Intangible Assets

The following table presents the details of the purchased intangible assets acquired in the PHLX acquisition. All purchased intangible assets with finite lives are amortized using the straight-line method.

	Gross Carrying Amount	Weighted-Average Useful Life (in Years)
	(In Millions)	
Intangible assets:		
Exchange and futures registrations	$ 207.0	Indefinite
Customer relationships	112.9	21 years
Technology	3.1	5 years
Trade names	6.4	Indefinite
Total intangible assets	$ 329.4	

The Exchange completed its annual impairment test during 2013 and determined that its indefinite-lived intangible assets were not impaired. Finite-lived intangible assets are assessed for impairment upon certain "triggering events" and impairment is recognized if the carrying amount is not recoverable and the carrying amount exceeds the fair value of the intangible asset. For the year ended December 31, 2013, no impairment was recorded with respect to finite-lived intangible assets.

3. Goodwill and Intangible Assets (continued)

Deferred Tax Liability

A $5.0 million current deferred tax liability and a $149.0 million non-current deferred tax liability (total deferred tax liability of $154.0 million) has been set up against the $336.8 million value of PHLX's assets using the PHLX U.S. statutory tax rate of 45.72% at the date of acquisition. As of December 31, 2013, the deferred tax liability is $122.3 million. The deferred tax liability represents the tax effect of the difference between the estimated assigned fair value of the acquired intangible assets ($329.4 million) less accumulated book amortization ($32.3 million) through December 31, 2013 and the tax basis ($0) of such assets, using the U.S. statutory tax rate of 41.18%.

The following table presents details of the Exchange's total purchased intangible assets, both finite- and indefinite-lived:

	December 31, 2013		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Intangible Assets**
		(In Millions)	
Finite-lived intangible assets			
Technology	$ 3.1	$ (3.1)	$ –
Customer relationships	112.9	(29.2)	83.7
Total finite-lived intangible assets	$ 116.0	$ (32.3)	$ 83.7
Indefinite-lived intangible assets			
Exchange and futures registrations	$ 207.0	$ –	$ 207.0
Trade names	6.4	–	6.4
Total indefinite-lived intangible assets	$ 213.4	$ –	$ 213.4
Total intangible assets	$ 329.4	$ (32.3)	$ 297.1

Amortization expense for purchased finite-lived intangible assets was $5.7 million for the year ended December 31, 2013. The Exchange completed its annual impairment test during 2013 and determined that its indefinite-lived intangible assets were not impaired.

3. Goodwill and Intangible Assets (continued)

The estimated future amortization expense of purchased intangible assets as of December 31, 2013, is as follows (in millions):

2014	$ 5.4
2015	5.4
2016	5.4
2017	5.4
2018	5.4
2019 and thereafter	56.7
Total	$ 83.7

4. Property and Equipment, Net of Accumulated Depreciation

The Exchange's property and equipment comprises the following:

	December 31, 2013
	(In Millions)
Software, internally developed / acquired	$ 41.4
Furniture, equipment, and leasehold improvements	16.8
	58.2
Less – accumulated depreciation and amortization	(36.2)
Total property and equipment, net of accumulated depreciation	$ 22.0

The Exchange follows the provisions of ASC 350-40, *Internal-Use Software*, which requires entities to capitalize direct internal and external costs that meet certain capitalization criteria. Accordingly, the Exchange capitalized $3.8 million of costs during the year ended December 31, 2013, included in property and equipment, net of accumulated depreciation on the Consolidated Balance Sheet. At December 31, 2013, unamortized capitalized software development was $4.1 million.

4. Property and Equipment, Net of Accumulated Depreciation (continued)

For the year ended December 31, 2013, capitalized software amortization expense was $4.0 million, while total depreciation expense relating to all other property and equipment was $3.2 million. These amounts are included in depreciation and amortization expense on the Consolidated Statement of Income.

5. Payment for Order Flow

As a way to attract orders from brokers, the Exchange pays brokers for routing orders to PHLX, using funds collected from Payment for Order Flow ("PFOF") fees. The Exchange administers the collection and payment of PFOF fees assessed on certain qualifying transactions. PFOF funds are made available to order flow providers at the direction of specialist units and Directed Registered Options Traders. At December 31, 2013, the Parent held total cash in the amount of $5.2 million and the Exchange held total receivable and payable balances of $4.7 million and $9.9 million, respectively, related to its PFOF programs, included in receivables, net of reserve for uncollectible accounts and other accrued liabilities, respectively, on the Consolidated Balance Sheet.

6. Income Taxes

The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by NASDAQ OMX. The Exchange also files separate tax returns in certain states. For financial reporting purposes, the provision for income taxes for the Exchange is determined as if the Exchange filed separate returns. On September 1, 2010, the Exchange converted from a Delaware Corporation to a Delaware Limited Liability Company. For periods after this date, the provision for income taxes for the Exchange will continue to be determined as if the Exchange filed separate federal tax returns. However, the state and local tax provision will be determined based on a revised apportionment allocation percentage resulting from such conversion.

6. Income Taxes (continued)

The Exchange's income tax provision for the year ended December 31, 2013 consists of the following amounts (in millions):

Current:		
Federal	$	36.2
State and local		11.8
Total current income taxes	$	48.0
Deferred:		
Federal	$	(2.3)
State and local		0.8
Total deferred income taxes	$	(1.5)
Total provision for income taxes	$	46.5

A reconciliation of the U.S. federal statutory rate to the Exchange's effective tax rate for the year ended December 31, 2013, is as follows:

Federal	35.0%
State and local income tax rate, net of federal effect	6.3
Change in deferred taxes due to change in tax rates	0.8
Other	(1.9)
Effective tax rate	40.2%

6. Income Taxes (continued)

The temporary differences, which give rise to the Exchange's deferred tax assets and (liabilities) consisted of the following:

	December 31, 2013
	(In Millions)
Deferred tax assets:	
State net operating loss	$ 0.2
Compensation and benefits	13.3
Tax credits	6.6
Other	0.9
Gross deferred tax assets	21.0
Deferred tax liabilities:	
Software development costs	(7.1)
Acquired intangible assets	(122.3)
Other	(0.7)
Gross deferred tax liabilities	(130.1)
Net deferred tax liabilities before valuation allowance	(109.1)
Less: valuation allowance	–
Net deferred tax liabilities	$ (109.1)

As of December 31, 2013, the Exchange carries a federal tax receivable from the prior year of $10.9 million related to a 2008 federal net operating loss ("NOL"), generated before the business combination with NASDAQ OMX. The entire NOL was carried back to 2006 and 2007.

As of December 31, 2013, the Exchange had tax credits of approximately $6.6 million. These tax credits primarily relate to research and development credits. These credits expire in 2018 through 2027.

6. Income Taxes (continued)

A reconciliation of the beginning and ending amount of unrecognized tax benefits, as of December 31, 2013, is as follows (in millions):

Beginning balance	$	7.9
Additions as a result of tax positions taken in the current period		1.2
Reductions as a result of tax positions taken in prior periods		(0.6)
Ending balance	$	8.5

At December 31, 2013, the Exchange has accrued $0.2 million in interest and/or penalties related to income tax matters.

The federal income tax return for years 2006 and 2007 are currently under examination by the Internal Revenue Service and the Exchange remains subject to audit for 2008. For the periods after July 24, 2008, the Exchange's operating results are included in the federal income tax return filed by NASDAQ OMX. NASDAQ OMX and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. NASDAQ OMX's federal income tax returns for the years 2008 through 2010 are currently under audit by the Internal Revenue Service and we are subject to examination for 2011 and 2012. The Exchange remains subject to audit by state and local tax authorities for years 2009–2012.

The Exchange received an income tax refund of $1.4 million during the year ended December 31, 2013. Federal income tax liabilities of $35.5 million and state & local income tax liabilities of $11.8 million were settled through intercompany accounts.

7. Employee Benefits

Pension Plan and Postretirement Benefit Plan

The Exchange participates in a trusteed non-contributory pension plan and a postretirement benefit plan covering substantially all employees of PHLX and its subsidiaries. The Exchange provides defined benefits that are based primarily on years of service and based on an employee's average pay over the employee's career with the Exchange.

7. Employee Benefits (continued)

The postretirement benefit plan provides certain health care and life insurance benefits for retired employees. Substantially all of the Exchange's employees may become eligible for those benefits if they reach normal retirement age while employed by the Exchange and fulfill other eligibility requirements as specified by the plan.

Subsequent to the acquisition of the Exchange by NASDAQ OMX on July 24, 2008, the Philadelphia Stock Exchange, Inc. and Stock Clearing Corporation of Philadelphia Employees' Pension Plan (the "PHLX Pension Plan") was "frozen," effective December 31, 2008. As a result, future service and salary for all participants will not count toward an accrual of benefits under the PHLX Pension Plan after December 31, 2008. However the PHLX Pension Plan legally remains in effect and all of the other terms and conditions of the PHLX Pension Plan (including those governing the time and form of benefit payment) continue to apply without any change. Accordingly, the "freeze" did not accelerate the payment of benefits under the PHLX Pension Plan. The "freeze" had no effect on the PHLX Pension Plan but did result in a curtailment gain in the Postretirement Benefits Plan. The PHLX Pension Plan is currently sponsored by the Exchange and funded by the Parent.

7. Employee Benefits (continued)

The funded status of the PHLX defined benefit plan and postretirement benefit plan is as follows:

	Pension Benefits	Postretirement Benefits
	(In Millions)	
Benefit obligation, end of year	$ 46.3	$ 2.3
Fair value of plan assets, beginning of year	37.2	–
Actual return on plan assets	3.8	–
Employer contributions	0.5	0.3
Employee contributions	–	–
Benefits paid	(1.6)	(0.3)
Fair value of plan assets, end of year	39.9	–
Underfunded status, end of year	$ (6.4)	$ (2.3)
Amounts recognized in consolidated balance sheet at December 31, 2013:		
Current liabilities (anticipated contributions)	$ –	$ (0.4)
Non-current liabilities	(6.4)	(1.9)
Net amount recognized in consolidated balance sheet	$ (6.4)	$ (2.3)
Amounts recognized in accumulated other comprehensive loss at December 31, 2013:		
Unrecognized actuarial loss/(gain)	$ 10.7	$ (7.6)

The postretirement benefit plan provides certain health care and life insurance benefits for retired employees.

The accumulated benefit obligation for the pension plan at December 31, 2013 was $46.3 million, of which $6.4 million was underfunded. The underfunded portion of the accumulated benefit obligation for the pension plan is included in the non-current portion of accrued retirement obligation on the Consolidated Balance Sheet. The accumulated postretirement benefit obligation at December 31, 2013 was $2.3 million and $0.4 million is included in the current portion of accrued retirement obligation and $1.9 million is included in the accrued retirement obligation on the Consolidated Balance Sheet.

7. Employee Benefits (continued)

	Pension Benefits	Postretirement Benefits
Weighted-average assumptions used to determine obligations at December 31, 2013:		
Discount rate	4.90%	4.90%
Rate of compensation increase	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2013:		
Discount rate	4.00%	4.00%
Expected long-term return on plan assets	7.75%	N/A
Rate of compensation increase	N/A	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

The Exchange's net periodic pension cost and other postretirement benefits costs include the following components:

	Pension Benefits	Postretirement Benefits
	(In Millions)	
Service cost	$ –	$ –
Interest cost	1.9	0.1
Expected return on plan assets	(2.9)	–
Recognized net actuarial loss	1.0	(0.5)
Net periodic benefit cost	$ –	$ (0.4)

The Exchange's expected long-term rate on pension plan assets of 7.75% is based on the aggregate historical returns of the investments that comprise the defined benefit plan portfolio. The investment strategy of the plan is to achieve an asset allocation balance within planned targets to preserve principal while obtaining an average 7.75% annual return for the long-term.

7. Employee Benefits (continued)

The Exchange's strategy is to fund its defined benefit pension plan obligations. The need for further contributions will be based on changes in the value of plan assets and the movements of interest rates during the year. The Exchange does not expect to contribute to the pension plan in 2013; however, additional contributions may be made to improve the funded status of the plan. The Exchange's pension plan asset allocation at December 31, 2013, and target allocation for 2014 by category are as follows:

Asset Category	Percentage of Plan Assets 2013	Target Allocation 2014
Equity securities	41%	40%
Fixed income securities	38%	44%
Other investment strategies and cash	21%	16%

Asset allocations are reviewed quarterly and adjusted, as appropriate, to remain within target allocations. The investment policy is reviewed on an annual basis, with the advice of an investment consultant, to determine if the policy or asset allocation targets should be changed.

The fair value of the benefit plan assets at December 31, 2013, by asset category and fair value hierarchy, are as follows:

	Total Benefit Plan Assets as of December 31, 2013	Level 1	Level 2	Level 3
	(In Millions)			
Equity securities	$ 16.3	$ –	$ 16.3	$ –
Fixed income securities	15.4	–	15.4	–
Other investment strategies and cash	8.3	3.2	–	5.1
Total benefit plan assets	$ 40.0	$ 3.2	$ 31.7	$ 5.1

7. Employee Benefits (continued)

Equity securities include securities held in various classes of domestic, international and emerging market equities. Fixed income securities include investments in U.S. fixed income and emerging markets debt. Other investment strategies and cash include cash, securities held in multi-strategy hedge funds, and securities held in real estate funds. Securities held in multi-strategy hedge funds are held in multiple asset classes and include investments in equity and fixed income securities. Securities held in real estate funds include investments in a real estate exchange traded fund and an open-end commingled fund.

As of December 31, 2012, total benefit plan assets were held entirely in cash and cash equivalents due to a transition between investment managers and classified under Level 1 of the fair value hierarchy.

The change in Level 3 plan assets for the year ended December 31, 2013 is as follows:

	December 31, 2012	Purchases	Net Unrealized Gain	December 31, 2013
		(In Millions)		
Other investment strategies				
Real estate investment	$ –	$ 1.1	$ –	$ 1.1
Hedge fund investment	–	3.5	0.5	4.0
Total benefit plan assets	$ –	$ 4.6	$ 0.5	$ 5.1

All Level 3 pension plan assets are valued by our independent third party investment plan manager. The Level 3 plan assets in the real estate investment are valued using various valuation techniques which include the income capitalization approach, the sales comparison approach and the cost approach. The Level 3 plan assets in the hedge fund investment are valued based on the net asset value of the underlying investments.

The expected rate of return on plan assets for the benefit plans represents our long-term assessment of return expectations which may change based on significant shifts in economic and financial market conditions. The long-term rate of return on plan assets is derived from return assumptions determined based on asset classes held and weighted based on the current target allocation for each class. Over the long term, our investments in equity securities are expected to return between 7% and 10%, investments in fixed income securities are expected to return between 2% and 7%, other investment strategies are expected to return between 6% and 7%, and

7. Employee Benefits (continued)

cash is expected to return between 1% and 2%. While we considered the benefit plans' recent performance and other economic growth and inflation factors, which are supported by long-term historical data, the return expectations for each of these asset categories represents a long-term prospective return. Based on historical experience, we believe that the plans' asset managers overall will provide a modest (1% per annum) premium to their respective market benchmark indexes.

Asset allocations are reviewed quarterly and adjusted, as appropriate, to remain within target allocations. The investment policy is reviewed on an annual basis, under the advisement of an investment consultant, to determine if the policy or asset allocation targets should be changed.

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows:

	Pension Benefits	Postretirement Benefits
	(In Millions)	
Fiscal year ended:		
2014	$ 1.7	$ 0.4
2015	1.7	0.3
2016	1.8	0.3
2017	1.8	0.3
2018	1.8	0.3
2019–2023	10.6	0.7
	$ 19.4	$ 2.3

7. Employee Benefits (continued)

Supplemental Executive Retirement Plan

The Exchange maintains nonqualified Supplemental Executive Retirement Plans ("SERP") for certain key executives. The SERP is unfunded. The funded status of the SERP (in millions) is as follows:

Benefit obligation, end of year	$ 15.2
Change in plan assets	
Fair value of plan assets, beginning of year	$ –
Employer contributions	1.2
Benefits paid	(1.2)
Fair value of plan assets, end of year	$ –
Funded status (unfunded), end of year	$ (15.2)
Amounts recognized in accumulated other comprehensive loss:	
Unrecognized actuarial gain	$ 0.5

The accumulated benefit obligation for the SERP at December 31, 2013 was $15.2 million of which $1.2 million is included in the current portion of accrued retirement obligation and $14.0 million is included in accrued retirement obligation on the Consolidated Balance Sheet. Weighted-average assumptions used to determine benefit obligations at December 31, 2013:

Discount rate	4.90%
Rate of compensation increase	N/A

Weighted-average assumptions used to determine net periodic benefit cost for year ended December 31, 2013:

Discount rate	4.00%
Expected long-term return on plan assets	N/A
Rate of compensation increase	N/A

The Exchange sets the discount rate assumption annually for its retirement-related benefit plan at the measurement date to reflect the yield of high-quality fixed-income debt instruments.

7. Employee Benefits (continued)

The Exchange's net periodic pension cost includes the following components (in millions):

Interest cost	$	0.6
Recognized net actuarial loss		1.5
Net periodic benefit cost	$	2.1

The following assumed benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the next ten fiscal years as follows (in millions):

Fiscal year ended:		
2014	$	1.2
2015		1.2
2016		1.2
2017		1.2
2018		1.2
2019–2023		5.9
	$	11.9

As part of the Exchange acquisition on July 24, 2008, the Exchange accrued for future tax liabilities to be incurred by certain senior executives related to future SERP payouts. At December 31, 2013, the Exchange had a remaining payable of $7.7 million, which is included in accrued retirement obligation on the Consolidated Balance Sheet.

Savings Plan

The Exchange also participates in a voluntary defined contribution 401(k) plan that covers substantially all of the Exchange and its subsidiaries' employees. Employer contributions to this 401(k) plan were $0.3 million during the year ended December 31, 2013, and are included in compensation and benefit expense on the Consolidated Statement of Income. The Exchange's plan was merged into the 401(k) plan of NASDAQ OMX effective January 1, 2009.

8. Share-Based Compensation

PHLX is part of the Parent's share-based compensation program that provides the Parent's Board of Directors broad discretion in creating employee equity incentives. As such, share-based compensation is allocated to PHLX from NASDAQ OMX. Grants of restricted stock, which includes awards and units, are designed to reward employees for their long-term contributions to PHLX and provide incentives for them to remain with PHLX. Restricted stock is generally time-based and vests over three to five-year periods beginning on the date of the grant.

Compensation expense for equity awards totaled $1.4 million during the year ended December 31, 2013, and is included in compensation and benefits on the Consolidated Statement of Income. At December 31, 2013, $3.1 million of total unrecognized compensation cost related to restricted stock and PSUs are expected to be recognized over a weighted-average period of 1.0 year.

9. Related-Party Transactions

PHLX engages in related party transactions with the Parent. Third party revenues earned by PHLX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by PHLX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies. At December 31, 2013, PHLX owed $412.4 million to the Parent, representing day to day expenses associated with operating the exchange. This balance is presented as payable to affiliated companies, net on the Consolidated Balance Sheet.

PHLX and its Parent and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $10.6 million for the year ended December 31, 2013, and are included in general, administration, and other on the Consolidated Statement of Income.

Occupancy costs are based on leases and adjusted for allocations to/from NASDAQ OMX based on a corporate allocation model based on usage by entity. The Exchange allocated out $1.5 million in expenses for the year ended December 31, 2013, which is included in occupancy on the Consolidated Statement of Income.

9. Related-Party Transactions (continued)

The Exchange incurs expenses relating to equities and options contracts routed to other external and internal venues on behalf of the Exchange by Nasdaq Execution Services, LLC ("NES") and NASDAQ Options Services, LLC ("NOS"), respectively, routing broker-dealer subsidiaries of the Parent, resulting in payables to affiliated companies. The Exchange also earns transaction and access fees from NES and NOS for equities and options contracts routed to PHLX, resulting in amounts receivable from affiliated companies. PHLX assessed $0.4 million in transaction and access fees to NOS for options contracts routed to PHLX and $3.3 million in transaction and access fees to NES for equity shares routed to PHLX.

10. Commitment and Contingencies

A Regulatory Services Agreement exists between PHLX, The NASDAQ Stock Market, LLC, and NASDAQ OMX BX Inc. that allows one Self-Regulatory Organization (SRO) to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

Under our Limitation of Liability Rule and procedures, we, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. The Limitation of Liability Rule and procedures apply to both cash equity and derivative trading in the aggregate. See discussion of derivative trading in Note 2.

General Litigation and Regulatory Matters

Self- Regulatory Organizations in the securities industry are an essential component of the regulatory scheme of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between PHLX, The NASDAQ Stock Market, LLC, and NASDAQ OMX BX Inc. that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

10. Commitment and Contingencies (continued)

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. We have been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course and in connection with settlements with the SEC. To the extent such actions or reviews and inspections result in regulatory or other changes, we may be required to modify the manner in which we conduct our business, which may adversely affect our business.

FINRA provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, options surveillance, rulemaking and some membership functions through the Exchange's MarketWatch department. We refer suspicious trading behavior discovered by our regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

The National Futures Association ("NFA") and OCC provide certain regulatory services to NQF pursuant to regulatory services agreements.

PHLX is named as one of many defendants in a case captioned *City of Providence v. BATS Global Markets, Inc., et al.*, 14 Civ. 2811 (S.D.N.Y.), which was filed on April 18, 2014 in the United States District Court for the Southern District of New York, and five other similar lawsuits. The plaintiff in *City of Providence* and two of the other cases have named as defendants sixteen national securities exchanges; fourteen of the largest brokerage firms in the United States; and twelve financial-services firms whose primary business allegedly is engaging in high-frequency trading. The plaintiffs allege that the defendants engaged in a scheme to manipulate the securities markets through high-frequency trading; they assert claims against us under Section 10(b) of the Securities Exchange Act of 1934, or the Act, and Rule 10b-5, as well as under Section 6(b) of the Act. The plaintiff in three other cases has alleged breach of contract and related theories in connection with the distribution of market data to firms engaged in high-frequency trading and other market participants. Given the preliminary nature of the proceedings, we are unable to estimate what, if any, liability may result from this litigation. However, we believe the claims to be without merit and intend to litigate them vigorously.

10. Commitment and Contingencies (continued)

PHLX may be involved in litigation arising in the normal course of business. Except as disclosed above, PHLX is not a party to any litigation that management believes could have a material adverse effect on PHLX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2013.

Operating Leases

Rental expense was $1.8 million for the year ended December 31, 2013 and is reflected in occupancy on the Consolidated Statement of Income. The Exchange has classified amounts totaling $0.5 million as deferred credits at December 31, 2013. The deferred rent credit represents the tenant improvement allowance paid to the Exchange and will be amortized over the life of the lease.

The Exchange's minimum future annual rental obligations, exclusive of insurance, maintenance, and other costs, applicable to existing non-cancelable operating leases with third parties, are as follows (in millions):

Year ending December 31:	
2014	$ 2.6
2015	2.6
2016	2.7
2017	2.7
2018	2.7
2019 and thereafter	8.9
	$ 22.2

11. Risks and Uncertainties

Our market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of our market participants to use our markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

11. Risks and Uncertainties (continued)

The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. We may not be able to keep up with rapid technological and other competitive changes affecting our industry. For example, we must continue to enhance our electronic trading platforms to remain competitive, and our business will be negatively affected if our electronic trading platforms fail to function as expected. If we are unable to develop our electronic trading platforms to include other products and markets, or if our electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by our business, as well as by our customers, we may not be able to compete successfully. Further, our failure to anticipate or respond adequately to changes in technology and customer preferences, especially in our market technology business, or any significant delays in product development efforts, could have a material adverse effect on our business, financial condition and operating results.

PHLX is exposed to credit risk related to transaction, access, and market data services that are billed to customers on a monthly basis, in arrears. PHLX's potential exposure to credit losses on these transactions is represented in the receivables, net of reserve for uncollectible accounts balance on the Consolidated Balance Sheet. PHLX customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect PHLX's consolidated financial position and results of operations.

Our business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of our markets, including our pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that we submit. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on our business, financial condition and operating results. We must compete not only with ATSs, known collectively as dark pools, that are not subject to the same SEC approval process but also with other exchanges that may have lower regulation and surveillance costs than us. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

12. Fair Value of Financial Instruments

The carrying amounts reported on the Consolidated Balance Sheet for cash and cash equivalents approximate fair value based on the on-demand nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, net of reserve for uncollectible accounts, tax receivable, other current assets, other assets, accounts payable and accrued expenses, accrued personnel costs, payables to affiliated companies, net, Section 31 fees payable to the SEC, other accrued liabilities, and other liabilities, are reported at their contractual amounts, which approximate fair value due to their short term nature.

13. Subsequent Events

The Exchange has evaluated subsequent events through the date the consolidated financial statements were available to be issued and has determined that there are no known events that require disclosure in the consolidated financial statements or accompanying notes in accordance with ASC 855, *Subsequent Events*.

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